Filed Pursuant to Rule 424(b)(3)
Registration No. 333-128662

CNL INCOME PROPERTIES, INC.

Supplement No. One dated July 16, 2007

to Prospectus dated April 20, 2007

This Supplement is part of, and should be read in conjunction with, the prospectus dated April 20, 2007. This Prospectus Supplement replaces all prior Supplements and Sticker Supplements to the prospectus. Capitalized terms used in this Prospectus Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have entered into initial commitments to acquire, properties we have acquired and loans we have made is presented as of July 1, 2007, and all references to property acquisitions, commitments and loans should be read in that context. Properties that we enter into initial commitments to acquire and loans we have committed to make, as well as properties we acquire and loans we make after July 1, 2007, will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

At July 1, 2007, we had a portfolio of 69 lifestyle properties within the following seven asset classes: Marinas, Ski and Mountain Lifestyle, Destination Retail, Golf Courses, Merchandise Marts, Attractions and Dealerships. As of that same date, we have committed to acquire three additional properties. We have also made 11 loans, ten of which remain outstanding, and we have committed to make one additional loan. All of the properties in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators that we consider to be significant industry leaders.

Between April 16, 2007 and July 1, 2007, we acquired the following properties:

Property	Date Acquired	Initial Purchase Price (millions)	Operator	Lease Term and Renewal Period	Initial Minimum Annual Rent
Magic Springs and Crystal Falls Theme Park – Hot Springs, Arkansas 70-acre theme park and waterpark	4/16/07	$20.0	Magic Springs Development	Initial term ending 2027, four five-year renewal options	$1,827,000
Crystal Point Marina – Point Pleasant, New Jersey 200 slips and additional storage	6/8/07	$5.6	Marinas International affiliate	Initial term ending December 2022, five 5-year renewal options	$469,000
Manasquan River Club – Brick Township, New Jersey 200 slips and additional storage	6/8/07	$8.9	Marinas International affiliate	Initial term ending December 2022, five 5-year renewal options	$743,000

Property	Date Acquired	Initial Purchase Price (millions)	Operator	Lease Term and Renewal Period	Initial Minimum Annual Rent
Mountain High Resort – Wrightwood, California 290 skiable acres; 59 trails and 16 chairlifts; permit interest	6/29/07	$45.0	Mountain High Associates	Initial term ending 2027, two 10-year renewal options	$4,187,000

On August 18, 2006, our board adopted resolutions amending, and recommending that our stockholders approve amendments to Sections 10.1, 10.2, 10.3 and 12.1 of our articles of incorporation (“Articles”). On June 20, 2007, we adjourned our annual meeting with respect to these amendments. Although the response to amending the Articles had been overwhelmingly positive among stockholders who had delivered proxies, we had not received sufficient votes to approve the amendments. Our annual meeting will reconvene on July 19, 2007. If our stockholders vote to approve the amendments, then we will file the amended Articles with the State Department of Assessments and Taxation of Maryland, at which time the amendments will become effective. In the event that we have not received sufficient votes at our reconvened meeting on July 19, 2007 to approve the amendments, we plan to adjourn until July 27, 2007 (the “Second Adjournment”) to solicit additional votes. If we do not receive sufficient votes at the Second Adjournment, we have assured the Pennsylvania Securities Commission that we will immediately cease making offers and sales of our securities to Pennsylvania residents and in Pennsylvania altogether. Additionally, pursuant to Section 504 of the Pennsylvania Securities Act of 1972, as amended, and the regulations promulgated thereunder, we have agreed to extend a written offer of rescission to all Pennsylvania residents that have purchased our shares under the current offering. Thus, if these proposals are not approved by our stockholders, we may have to return monies to investors that are Pennsylvania residents. As of March 31, 2007, we had received subscriptions of approximately $28.0 million from Pennsylvania investors in the current offering.

On June 1, 2007, our Advisor filed a certificate of conversion with the State of Florida to change its name and form of entity from CNL Income Corp. to CNL Income Company, LLC. The certificate of conversion will have no effect on the Advisory Agreement and related agreements except to change the name from CNL Income Corp. to CNL Income Company, LLC.

On June 15, 2007, we filed a complaint in the Ninth Judicial Circuit Court for Orange County, Florida to foreclose on the collateral for our $16.8 million loan to Plaza Partners, LLC. We are still in discussions with the borrower and believe, based on initial appraisals and current market conditions, that the underlying collateral exceeds the full principal amount of the loan and all accrued interest.

On June 8, 2007, we borrowed approximately $42.0 million in the fourth tranche in a series of golf course property financings with Sun Life Assurance Company of Canada and certain of its affiliates (collectively “Sun Life”). The fourth tranche is comprised of eight separate loans, each of which is secured by a mortgage or deed of trust on one of our golf course properties. Each loan bears interest annually at a fixed rate of 6.58% for a term of ten years, with monthly payments of principal and interest based on a 25-year amortization period. At the end of ten years, there is a balloon payment for the remaining principal and interest due on the loan. Prepayment on the loan is prohibited for the first two years, after which early repayment is allowed but is subject to a prepayment fee. We intend to use the proceeds of this loan to fund additional acquisitions.

On April 23, 2007, Colonial Bank, N.A. extended the maturity of our $20.0 million revolving line of credit from May 1, 2007 to July 31, 2007. We intend to renew this loan on or before July 31, 2007 for a three-year period as a non-revolving construction loan with substantially similar terms as the original line of credit. The non-revolving construction loan will be used to finance the expansion of, and improvements to, our Bretton Woods Mountain Resort property.

Our board of directors previously declared a distribution of $0.05 per share to stockholders of record on April 1, May 1 and June 1, 2007, which distributions were paid by June 30, 2007. On July 1, 2007, our board of directors declared a distribution of $0.05 per share to stockholders of record on July 1, 2007, which distribution will be paid by September 30, 2007.

THE OFFERING

As of May 1, 2007, we had received $1.1 billion (108.4 million shares) in subscription proceeds for this offering, including $22.1 million (2.3 million shares) received through our reinvestment plan. As of that same date, we had received $1.6 billion (160.5 million shares) in total proceeds in connection with our public offerings, including proceeds received through our reinvestment plan. Our total proceeds exclude $200,000 for 20,000 shares purchased by our Advisor preceding the commencement of our initial offering and $1.2 million for 117,708 restricted common shares issued to CNL Financial Group, Inc. in December 2004.

BUSINESS

The following information updates and supplements the information in our prospectus under “Business – Marinas – Marinas International Marinas,” on page 71 of our prospectus:

MARINAS

Marinas International Marinas

On June 8, 2007, we acquired Crystal Point Marina and Manasquan River Club from Marinas International for an aggregate purchase price of approximately $14.5 million. These marinas are part of a larger portfolio that we have entered into an agreement to purchase with Marinas International, pursuant to which we acquired five other marinas on December 22, 2006. The lease terms for the Crystal Point Marina and the Manasquan River Club are substantially the same as for the five marinas we previously acquired, and all of the marinas in this portfolio are cross-defaulted and cross-collateralized. The minimum annual rent for Crystal Point Marina and Manasquan River Club is approximately $1.2 million in the initial year. Additional rent is a negotiated percentage of incremental total revenue over a threshold. We believe that the properties are adequately insured, and there are currently no major capital expenditures planned for the properties.

Pending marina acquisitions. Pursuant to our asset purchase agreement with Marinas International, closings on the Harborage and Harbors View marinas and the loan for Paradise Cove are scheduled to occur on or before December 22, 2007. We are continuing negotiations with our tenant and certain governmental authorities for permit and ground lease assignments, extensions, estoppels and consents, and there can be no assurance that these negotiations will be successful, any conditions required for closing will be satisfied or, if satisfied, that the additional properties will ultimately be acquired or that the loan for Paradise Cove will be made.

The following new subsection supplements the information in our prospectus under “Business –Ski and Mountain Lifestyle,” which begins on page 71 of our prospectus:

SKI AND MOUNTAIN LIFESTYLE

Mountain High Resort

On June 29, 2007, we acquired Mountain High Resort, a ski area in Wrightwood, California, from Mountain High Resort Associates, LLC (“Mountain High Associates”) for a purchase price of $45.0 million. The property consists of a permit interest in land owned by the Forest Service. The ski area is located 75 miles northeast of Los Angeles, California, and features 290 skiable acres, 59 trails and 16 chairlifts. Approximately 485,000 skiers visited Mountain High Resort during the 2006-2007 ski season.

The federal income tax basis of the depreciable portion of the property is approximately $45.0 million. We believe that the property is adequately insured and that there are currently no major capital expenditures planned for the ski area.

Lease. We have leased the ski area back to Mountain High Associates to operate the property under a long-term, triple-net lease with an initial term ending in 2027 with two 10-year renewal options. The property will be operated under a U.S. Forest Service permit of 40 years, subject to certain conditions. The minimum annual rent for this property is approximately $4.2 million in the initial year. Additional rent is a negotiated percentage of incremental total revenue over a threshold.

Operator. Mountain High Associates is an affiliate of Valor Equity Partners, a private equity firm that purchased Mountain High Resort in 2005. Mountain High Associates continues to operate the ski area, which it has operated since 1997. Its members of senior management average more than eight years with the company.

Competition. Mountain High Resort draws its visitors from the large population in the Los Angeles basin. The ski area’s major competitors in the Southern California region include the Bear Mountain, Snow Summit Mountain and Snow Valley Mountain resorts located in the San Bernadino Mountains. The largest alternative skiing destination to the Southern California ski market is Central California with the Mammoth Mountain and June Mountain Resorts. The second largest alternative market consists of resorts in the Lake Tahoe, Nevada and California area. The Southern California market differentiates itself from these alternative destinations by serving as a drive-to market and satisfying local demand. In contrast, the Mammoth Mountain and June Mountain Resorts and the Lake Tahoe resorts are considered destination resorts.

The following new subsection updates and supplements the information in our prospectus under the “Business – Attractions,” on page 95 of our prospectus:

ATTRACTIONS

Magic Springs and Crystal Falls Theme Park

On April 16, 2007, we acquired Magic Springs and Crystal Falls Theme Park (“Magic Springs”), located 50 miles from Hot Springs, Arkansas, from Magic Springs Development Co., LLC (“Magic Springs Development”) for a purchase price of $20.0 million. This theme park offers more than 75 rides and major attractions, including roller coasters and concerts. The waterpark in the Crystal Falls area of the theme park features a wave pool, a lazy river and over 15 waterslides and attractions. We have committed to fund an additional park development plan in the amount of $10.0 million for improvements to the theme park during the first two years of the operating lease. The approximate federal income tax basis of the depreciable portion of the property is approximately $16.3 million. We believe the property is adequately insured.

Lease. We have leased the theme park on a long-term, triple-net basis to an affiliate of Magic Springs Development. The lease has an initial term of 20 years with four five-year renewal options. The minimum annual rent for this property is approximately $1.8 million in the initial year. Additional rent is a negotiated percentage of incremental total revenue over a threshold.

Operator. Magic Springs Development rebuilt Magic Springs and opened the new park in 2000. The company is managed by Ed Hart, who has been involved in the theme park industry since 1989, when he developed Kentucky Kingdom in Louisville, Kentucky, which he sold to Six Flags, Inc. in 1997.

Competition. The nearest competitors of Magic Springs are Silver Dollar City in Branson, Missouri and Six Flags over Texas in Arlington, Texas. Both parks are five hours or more from Hot Springs, Arkansas.

The following information updates and supplements the information in our prospectus under “Business – Mortgage Loans and Other Loans,” which begins on page 102 of our prospectus:

MORTGAGE LOANS AND OTHER LOANS

On June 15, 2007, we filed a complaint in the Ninth Judicial Circuit Court for Orange County, Florida to foreclose on the collateral for our $16.8 million loan to Plaza Partners, LLC. We are still in discussions with the borrower and believe, based on initial appraisals and current market conditions, that the underlying collateral exceeds the full principal amount of the loan and all accrued interest.

The following information supplements the information in our prospectus under “Business – Borrowing,” which begins on page 106 of our prospectus:

BORROWING

On June 8, 2007, we borrowed approximately $42.0 million in the fourth tranche in a series of golf course property financings with Sun Life Assurance Company of Canada and certain of its affiliates (collectively “Sun Life”). The fourth tranche is comprised of eight separate loans secured by a mortgage or deed of trust on one of the following golf course properties for the approximate amount indicated:

Mesa Del Sol Country Club in Yuma, AZ for $3.5 million

Royal Meadows Golf Club in Kansas City, KS for $1.2 million

Cowboys Golf Club in Grapevine, TX for $12.7 million

Fox Meadows Country Club in Medina, OH for $4.8 million

LakeRidge Country Club in Lubbock, TX for $4.0 million

Painted Hills Golf Course in Kansas City, KS for $2.0 million

Signature Golf Course in Solon, OH for $8.6 million

Weymouth Country Club in Medina, OH for $5.3 million

Each loan bears interest annually at a fixed rate of 6.58% for a term of ten years, with monthly payments of principal and interest based on a 25-year amortization period. At the end of ten years, there is a balloon payment for the remaining principal and interest due on the loan. Prepayment on the loan is prohibited for the first two years, after which time early repayment is allowed but is subject to a prepayment fee. The loans in all four tranches are cross-defaulted and cross-collateralized. We intend to use the proceeds of this loan to fund additional acquisitions.

On April 23, 2007, Colonial Bank, N.A. extended the maturity of our $20.0 million revolving line of credit from May 1, 2007 to July 31, 2007. We intend to renew this loan on or before July 31, 2007 for a three-year period as a non-revolving construction loan in the amount of $25.0 million with substantially similar terms as the original line of credit. The non-revolving construction loan will be used to finance the expansion of, and improvements to, our Bretton Woods Mountain Resort property.

SELECTED FINANCIAL DATA

The following selected financial data for CNL Income Properties should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (in thousands except per share data):

	Quarter Ended March 31,		Year Ended December 31,
	2007	2006 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)
Operating Data:
Revenues	$24,027	$1,266	$22,256	$227	$—	$—
Operating income (loss)	6,985	(1,007)	1,478	(4,984)	(1,280)	—
Net income (loss)	8,562	4,279	19,385	6,583	(683)	—
Net income (loss) per share	0.07	0.10	0.31	0.33	(0.17)	—
Weighted average number of shares outstanding (basic and diluted)	124,237	44,318	62,461	19,796	4,076	20
Cash distributions declared and paid (2)	18,259	5,813	33,726	10,096	1,173	—
Cash distributions declared and paid per share	0.15	0.14	0.56	0.54	0.26	—
Cash provided by (used in) operating activities	13,985	4,244	45,293	4,616	755	(199)
Cash used in investing activities	249,984	21,662	562,480	199,063	41,781	—
Cash provided by financing activities	267,919	125,023	721,293	251,542	77,735	200

	Quarter Ended March 31,		Year Ended December 31,
	2007	2006 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)
Balance Sheet Data:
Real estate investment properties	$674,610	$20,783	$464,892	$20,953	$—	$—
Investment in unconsolidated entities	177,042	170,697	178,672	212,025	41,913	—
Mortgages and other notes receivable	119,431	56,472	106,356	3,171	—	—
Cash	328,334	201,410	296,163	93,804	36,710	1
Total assets	1,385,315	467,617	1,103,699	336,795	85,956	1,312
Long-term debt obligations	205,877	—	69,996	—	—	—
Total liabilities	248,996	19,726	104,505	12,163	11,004	1,112
Stockholders’ equity	1,108,321	447,891	977,506	324,632	74,952	200
Other Data:
Funds from operations (“FFO”) (3)	22,630	6,771	40,037	14,170	(579)	—
FFO per share	0.18	0.15	0.64	0.72	(0.14)	—
Properties owned directly at the end of period	48	1	42	1	—	—
Properties owned by unconsolidated entities at end of the period	10	10	10	10	7	—
Investments in mortgages and other notes receivable at the end of period	10	4	7	1	—	—

FOOTNOTES:

(1)	The selected financial data for 2003 covers the period August 11, 2003 (our date of inception) through December 31, 2003. Operations commenced on June 23, 2004 when we received minimum offering proceeds of $2.5 million and funds were released from escrow. We completed our first investment in December 2004. The historical results of operations are not necessarily indicative of future performance due to our limited operating history and our rate of growth attributable to the significant increase in proceeds raised through our offerings as well as the number and magnitude of real estate acquisitions made during 2006.

(2)	Cash distributions are declared by the board of directors and generally are based on various factors, including expected and actual net cash from operations and our general financial condition, among others. Approximately 78.2%, 93.3%, 71.9%, 51.9%, 24.0% and 0.0% of the distributions received by stockholders were considered to be ordinary income and approximately 21.9%, 6.7%, 28.1%, 48.1%, 76.0% and 0.0% were considered a return of capital for federal income tax purposes for the quarter ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005, 2004 and 2003, respectively. We have not treated such amounts as a return of capital for purposes of calculating the stockholders’ return on their invested capital.

(3)	We consider funds from operations (“FFO”) to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net income. FFO, based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”) and as used herein, means net income determined in accordance with GAAP, excluding gains or losses from sales of property, plus depreciation and amortization of real estate assets and after adjustments for unconsolidated partnerships and joint ventures. We believe that by excluding the effect of depreciation and amortization, FFO can facilitate comparisons of operating performance between periods and between other equity REITs. FFO was developed by NAREIT as a relative measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income); (ii) is not necessarily indicative of cash flow available to fund cash needs; and (iii) should not be considered as an alternative to net income determined in accordance with GAAP as an indication of our operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or our ability to make distributions. FFO as presented may not be comparable to amounts calculated by other companies. Accordingly, we believe that in order to facilitate a clear understanding of the consolidated historical operating results, FFO should be considered in conjunction with our net income as reported in the accompanying consolidated financial statements and notes thereto.

Reconciliation of net income (loss) to FFO for the quarters ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005, 2004 and 2003 (in thousands except per share data):

	Quarter Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003
Net income (loss)	$8,562	$4,279	$19,385	$6,583	$(683)	$—
Adjustments:
Depreciation and amortization	10,071	170	8,489	17	—	—
Net effect of FFO adjustment from unconsolidated entities (1)	3,997	2,322	12,163	7,570	104	—

Total funds from operations	$22,630	$6,771	$40,037	$14,170	$(579)	$—

Weighted average number of shares of common stock outstanding (basic and diluted)	124,237	44,318	62,461	19,796	4,076	20

FFO per share (basic and diluted)	$0.18	$0.15	$0.64	$0.72	$(0.14)	$—

FOOTNOTES:

(1)	Represents our share of the FFO adjustments allowable under the NAREIT definition (primarily depreciation) multiplied by the percentage of income or loss recognized under the HLBV method.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis relates to the quarter ended March 31, 2007 and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 114 of the prospectus:

INTRODUCTION

The following discussion is based on the condensed consolidated financial statements as of March 31, 2007 and December 31, 2006 and for the three months ended March 31, 2007 and 2006. Amounts as of December 31, 2006 included in the unaudited condensed consolidated financial statements have been derived from audited consolidated financial statements as of that date. This information should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the notes thereto, as well as the consolidated financial statements, notes and MD&A thereto included in our annual report on Form 10-K for the year ended December 31, 2006.

STATEMENT REGARDING FORWARD LOOKING INFORMATION

The following information contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “plan,” “anticipate,” “estimate,” “intend,” “predict,” “believe” and “expect” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements. Some factors that might cause such a difference include the following: conditions affecting the CNL brand name, increased direct competition, changes in general economic conditions, changes in government regulations, changes in local and national real estate conditions, terrorism, extended U.S. military combat operations, our ability to obtain additional lines of credit or permanent financing on satisfactory terms, availability of proceeds from our offering of shares, changes in interest rates, our ability to identify suitable investments, our ability to close on identified investments, inaccuracies of our accounting estimates, our ability to locate suitable tenants and operators for our properties and borrowers for mortgage loans, and the ability of such tenants and borrowers to make payments under their respective leases or loans. Given these uncertainties, we caution you not to place undue reliance on such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

GENERAL

CNL Income Properties, Inc. was organized pursuant to the laws of the State of Maryland on August 11, 2003. We were formed primarily to acquire lifestyle properties in the United States and Canada that we lease on a long-term basis (generally between five to 20 years, plus multiple renewal options) to tenants or operators who are significant industry leaders. We define lifestyle properties as those properties that reflect or that are impacted by the social, consumption and entertainment values and choices of our society. We also make and acquire loans (including mortgage, mezzanine and other loans) generally secured by interests in real estate. We currently operate and have elected to be taxed as a REIT for federal income tax purposes beginning with the taxable year ended December 31, 2004. We have retained CNL Income Corp. as our advisor to provide management, acquisition, advisory and administrative services.

As of March 31, 2007, we had invested through consolidated entities in 21 golf courses, 14 attractions, seven ski and mountain lifestyle properties, five marinas and one dealership and had made 11 loans, ten of which are outstanding. We had also invested through unconsolidated entities in seven destination retail properties (two of which are located in Canada), one merchandise mart property and two waterpark resorts. Subsequent to March 31, 2007, we acquired eight additional attractions. We have also committed to acquire four marinas and the retail and commercial properties at one resort village during 2007, and committed to make one additional loan.

We have elected to be taxed as a REIT for federal income tax purposes. As a REIT we generally will not be subject to federal income tax on income that we distribute annually to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is lost. Such an event could materially and adversely affect our net income and cash flows. However, we believe that we are organized and have operated in a manner to qualify for treatment as a REIT beginning with the year ended December 31, 2004. In addition, we intend to continue to be organized and to operate so as to remain qualified as a REIT for federal income tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

General

Our principal demand for funds during the short and long-term will be for property acquisitions, loans and other permitted investments and the payment of operating expenses and distributions to stockholders. Generally, our cash needs for items other than property acquisitions and making loans will be generated from operations and our investments. Our operating cash flows are primarily driven by the rental income and net security deposits received from leased properties, from interest payments on the loans we make and by distributions from our unconsolidated entities. A reduction in cash flows from any of these sources could significantly decrease our ability to pay distributions to our stockholders. We have also entered into a revolving line of credit with a capacity of $20.0 million, which will be used to bridge short-term liquidity needs that arise due to timing of cash receipts and payments.

We intend to continue to acquire properties and make loans and other permitted investments with proceeds from our public offering and permanent debt financing. If sufficient capital is not raised, it would limit our ability to acquire additional properties, make loans or permitted investments. This could impact our ability to pay distributions unless we choose to borrow to do so.

We intend to continue to pay distributions to our stockholders on a quarterly basis. Operating cash flows are expected to be generated from properties, loans and other permitted investments to cover such distributions. In the event we are unable to acquire properties at the pace expected, we may not be able to continue to pay distributions to stockholders or may need to reduce the distribution rate or borrow to continue paying distributions, all of which may negatively impact a stockholder’s investment in the long term. Our ability to acquire properties is in part dependent upon our ability to locate and contract with suitable third-party tenants. The inability to locate suitable tenants may delay our ability to acquire certain properties. Not only are we experiencing increased competition in our targeted asset classes, we are also challenged due to the complex and expensive structures we must use to acquire properties due to the tax and legal requirements of being a REIT. Delays in acquiring properties or making loans with the capital raised from our common stock offerings adversely affect our ability to pay distributions to our existing stockholders.

We believe that our current and anticipated capital resources, including cash on hand and the availability of funds from our line of credit and from other potential borrowings are sufficient to meet our liquidity needs for the coming year and beyond.

Sources of Liquidity and Capital Resources

Common Stock Offering

Our main source of capital is from our common stock offerings. As of March 31, 2007 we had received approximately $1.3 billion (132.9 million shares) in total offering proceeds. These proceeds include subscriptions of approximately $28.0 million (2,802,966 shares) received from Pennsylvania investors in connection with the current offering. If certain proposed amendments to our articles of incorporation are not approved by our stockholders at our annual meeting scheduled for June 20, 2007, we have agreed to extend a written offer of rescission to those Pennsylvania investors. Additionally, we will no longer be able to offer our shares for sale to residents of Pennsylvania if such approval is not obtained.

The following table summarizes our public offerings as of March 31, 2007:

	Initial Offering		Current Offering		Total
	Shares	Proceeds (in millions)	Shares	Proceeds (in millions)	Shares	Proceeds (in millions)
Subscriptions received	51,246,465	$513.0	78,464,912	$746.5	129,711,377	$1,259.5
Subscriptions received pursuant to reinvestment plan	861,879	8.2	2,323,303	22.1	3,185,182	30.3
Redemptions	(402,358)	(3.8)	—	—	(402,358)	(3.8)

Total	51,705,986	$517.4	80,788,215	$768.6	132,494,201	$1,286.0

Number of investors	17,505		26,134		43,639

In addition to the shares sold through our public offerings, our advisor purchased 20,000 shares for $200,000 preceding the commencement of our initial offering. In December 2004, 117,708 restricted common shares were issued to CNL Financial Group, Inc., a company affiliated with our advisor and wholly-owned indirectly by our chairman of the board and his wife, for approximately $1.2 million.

During the period April 1, 2007 through May 7, 2007, we received additional subscription proceeds of approximately $135.3 million (13.5 million shares).

Borrowings

We have borrowed and intend to continue to borrow money to acquire assets and to pay certain related fees. We have also borrowed, and may continue to borrow, money to pay distributions to stockholders. In general, we encumber assets in connection with such borrowings. The aggregate amount of permanent financing is not expected to exceed 50% of our total assets on an annual basis. The maximum amount we may borrow is 300% of our net assets in the absence of a satisfactory showing that a higher level of borrowing is appropriate. In order to borrow an amount in excess of 300% of our net assets, a majority of the independent members of our board of directors must approve the borrowing and the borrowing must be disclosed and explained to stockholders in our first quarterly report after such approval occurs.

As of March 31, 2007 our indebtedness consisted of the following (in thousands):

	March 31, 2007	December 31, 2006
Mortgages payable	$199,039	$63,158
Seller financing	6,838	6,838

	205,877	69,996
Revolving line of credit	10,000	3,000

Total	$215,877	$72,996

Operating Cash Flows

Our net cash flow provided by operating activities was approximately $14.0 million for the three months ended March 31, 2007 and consisted primarily of interest earned on uninvested offering proceeds, rental revenues, interest income on mortgages and other notes receivable, the receipt of distributions from our unconsolidated entities and security deposits from our third-party tenants, offset by payments made for operating expenses (including asset management fees to our advisor), as compared to the net cash flow from operating activities of approximately $4.2 million for the three months ended March 31, 2006. The significant increase in operating cash flow is principally due to the increase of our total assets under management and the related revenues and cash flows generated from these investments.

Distributions from Unconsolidated Entities

As of March 31, 2007, we had investments in ten properties through unconsolidated entities. We are entitled to receive quarterly cash distributions from our unconsolidated entities. For the quarter ended March 31, 2007 and 2006, we received operating distributions of approximately $3.5 million and $4.3 million, respectively, from the operation of these entities. These distributions are generally received within 45 days after each quarter end. Distributions receivable from our unconsolidated entities as of March 31, 2007 and December 31, 2006 were approximately $3.7 million and $2.2 million, respectively.

The following table summarizes the change in distributions declared to us from our unconsolidated entities (in thousands):

Period	Wolf Partnership(1)	DMC Partnership (2)	Intrawest Venture (3)	Total
Three months ended March 31, 2007	$—	$3,095	$733	$3,828
Three months ended March 31, 2006	1,535	3,039	353	4,927

Increase (decrease)	$(1,535)	$56	$380	$(1,099)

FOOTNOTES:

(1)	On March 1, 2006, the Wolf Partnership obtained a $63.0 million loan encumbering its two waterpark resort properties. The decrease in the distribution declared was partially due to a decrease in cash available for distribution after debt service for the entire quarter of 2007 as compared to the partial period in 2006. More significantly, the Wolf Partnership has been adversely affected by a regional economic downturn impacting the Sandusky, Ohio property and by greater than expected competitive pressures, including competitor rate cuts and expansion at both the Wisconsin Dells and Sandusky Ohio locations. We expect that cash flows will continue to be affected through the remainder of 2007 by these economic and competitive pressures. We are working with our partner and operator to develop strategies that seek to improve the performance of the properties and our returns over the long-term at both of these locations.

(2)	For the three months ended March 31, 2007, as compared to 2006, the increase in distributions is primarily due to the increase in lease basis as a result of the expansion of the Trade Mart lighting center completed during 2006.

(3)	The increase in distributions declared from the Intrawest Venture in the first quarter of 2007 versus 2006 was due to an excess distribution at the end of fiscal year 2005 which reduced the cash available for distribution in the first quarter of 2006. The operating cash flows at the Intrawest Venture were not sufficient to provide us with our preferred return for the three months ended March 31, 2007 due to seasonality and working capital needs during the resorts’ busy season, however, for the year ending December 31, 2007 we expect the total distributions to us will approximate our annual preferred return.

Uses of Liquidity and Capital Resources

Property Acquisitions and Investments in Unconsolidated Entities

During the three months ended March 31, 2007, we acquired the following properties and portfolios, all of which have been or will be leased under a long-term, triple-net basis to either an affiliate or third-party tenants and managed by third-party operators that we consider significant industry leaders.

Property	Location	Date of Acquisition	Purchase Price (in thousands)
Brighton Ski Resort	Brighton, Utah	1/08/07	$35,000
Clear Creek Golf Club	Houston, Texas	1/11/07	1,888
Booth Creek Ski Portfolio	Four locations	1/19/07	172,081

Total			$208,969

We have acquired additional properties subsequent to March 31, 2007 and have committed to acquire additional properties and to fund development costs for a significant addition to one of our existing properties. See “Events Occurring Subsequent to March 31, 2007” and “Commitments, Contingencies and Contractual Obligations” for additional information.

Mortgages and Other Notes Receivable

On August 14, 2006, we received repayment of principal and interest on a $3.0 million mortgage loan from Consolidated Conversion, LLC. As of March 31, 2007, we have the following loans outstanding (in thousands):

Borrower and Description of Property	Date of Loan Agreement	Maturity date		Interest Rate	Loan Principal Amount	Accrued Interest
Plaza Partners, LLC (hotel conversion)	2/28/2006	2/28/2007	(1)	19.0%	$16,800	$1,727
Mizner Court Holdings, LP (condominium conversion)	3/10/2006	11/9/2007		LIBOR + 7.0%	$15,000	$118
Shorefox Development, LLC (lifestyle community development)	3/13/2006	3/10/2009		13.50%	$30,000	$1,222
Marinas International, Inc. (four marinas properties)	12/22/2006	12/22/2021		10.25%	$39,151	$429
Booth Creek Resort Properties LLC (two ski properties & one parcel of land)	1/18/2007	1/18/2010		15.0%(2)	$12,000	$236

Total					$112,951	$3,732

FOOTNOTES:

(1)	On February 28, 2007, the loan matured, however, the borrower was unable to repay the loan due to its inability to convert and sell condominiums as a result of poor economic conditions in the Florida condominium market. Consequently, management deemed the loan to be impaired. We believe based on initial appraisals and current market conditions that the underlying value of the mortgaged property exceeds the full principal amount of the loan as well as all accrued interest. As a result, a valuation allowance has not been established for this loan. We ceased its recording of interest upon maturity of the loan and are considering various alternatives relating to the collection of the loan.

(2)	Pursuant to the three loan agreements with an aggregate principal of $12.0 million, the loans require monthly interest-only payments for the first three years based on an annual percentage rate of 9.0%. The loans are cross-collateralized by two ski properties and one parcel of land and may be prepaid anytime after 60 days written notice from the borrower. At maturity, in addition to the entire unpaid principal balance, accrued and unpaid interest, and any other sums due thereunder, the borrower agreed to pay an exit fee equal to the aggregate of monthly interest payments that would have been payable if the interest rate had been 15.0% rather than 9.0%.

We have committed to make one additional loan. See “Events Occurring Subsequent to March 31, 2007” and “Commitments, Contingencies and Contractual Obligations” for additional information.

Distributions

We intend to pay distributions to our stockholders on a quarterly basis. The amount of distributions declared to our stockholders will be determined by our board of directors and is dependent upon a number of factors, including expected and actual net cash from operations for the year, our financial condition, a balanced analysis of both current and expected long-term stabilized cash flows from our properties, our objective of continuing to qualify as a REIT for federal income tax purposes, the actual operating results of each quarter, economic conditions, other operating trends, capital requirements and avoidance of volatility of distributions. Operating cash flows are expected to be generated from properties, loans and other permitted investments acquired or made by us. Distributions declared and paid exceeded cash flows from operating activities during the quarter ended March 31, 2007 primarily as a result of temporary timing difference between when capital is raised from our common stock offering and when the capital is invested in income producing real estate. We expect cash flows from operating activities to exceed distributions for the year ended December 31, 2007.

We do not pay distributions from proceeds from our common stock offerings, therefore, we have historically made, and expect to continue to make, advances under our revolving line of credit to temporarily fund the payment of distributions at the end of each fiscal quarter. As of March 31, 2007, we borrowed $10.0 million on our revolving line of credit for the payment of distributions. This amount was repaid in April 2007. We also may fund distributions from loan proceeds received by us or through our joint venture arrangements. We currently have up to $20.0 million liquidity under our line of credit. In the event that we need to borrow to temporarily fund the payment of distributions and are unable to do so, then we may have to reduce our distributions to stockholders.

Distributions declared and paid during the three months ended March 31, 2007 and 2006 were $18.3 million and $5.8 million, respectively, and exceeded net income for the three months ended March 31, 2007 and 2006 by approximately $9.7 million and $1.5 million, respectively. Distributions to stockholders may be considered a return of capital to the extent the amount of such distributions exceeds net income calculated in accordance with generally accepted accounting principles (“GAAP”). Accordingly, for the three months ended March 31, 2007 and 2006, approximately 53.1% and 26.4%, respectively, of the distributions represented a return of capital, if calculated using GAAP net income as the basis. Approximately 21.85% and 6.71% of the distributions for the three months ended March 31, 2007 and 2006, respectively, constitute a return of capital for federal income tax purposes. No amounts distributed to stockholders are required to be or have been treated as a return of capital for purposes of calculating the stockholders’ return on their invested capital.

Common Stock Redemptions

For the quarter ended March 31, 2007 and year ended December 31, 2006, approximately 98,000 and 280,000 shares, respectively, were redeemed at approximately $934,000 and $2.7 million, respectively, for an average price per share of $9.50. These shares are considered retired and will not be reissued.

Related Party Arrangements

Certain of our directors and officers hold similar positions with CNL Income Corp., which is both a stockholder and our advisor, and CNL Securities Corp., which is the managing dealer for our public offerings. Our chairman of the board indirectly owns a controlling interest in the parent company of our advisor. These entities receive fees and compensation in connection with our stock offerings and the acquisition, management and sale of our assets. Amounts incurred relating to these transactions were approximately $27.5 million and $19.1 million for the three months ended March 31, 2007 and 2006, respectively. Of these amounts, approximately $13.4 million and $11.1 million are included in the due to affiliates in the accompanying consolidated balance sheets as of March 31, 2007 and December 31, 2006, respectively.

CNL Income Corp. and its affiliates are entitled to reimbursement of certain expenses and amounts incurred on our behalf in connection with our organization, offering, acquisitions, and operating activities. Reimbursable expenses for the three months ended March 31, 2007 and 2006 were approximately $2.1 million and $2.0 million, respectively.

Additionally, pursuant to the advisory agreement, we will not reimburse our advisor any amount by which total operating expenses paid or incurred by us exceed the greater of 2% of average invested assets or 25% of net income (the “Expense Cap”). The first applicable expense year and measurement period was the twelve months ended June 30, 2005, for which our operating expenses exceeded the Expense Cap by $398,071. In accordance with the advisory agreement, such amount was recorded as a reduction in general and administrative expenses and was reimbursed by our advisor. For the each year ended following the initial measurement period including the Expense Year ended December 31, 2007, operating expenses did not exceed the Expense Cap.

We maintain accounts at a bank for which our chairman and vice chairman serve as directors. We had deposits of approximately $4.1 million and $3.5 million as of March 31, 2007 and December 31, 2006, respectively.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the Financial Accounting Standard Board (the “FASB”) issued Statement of Financial Accounting Standard No. 159, “Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of FAS 157 “Fair Value Measurement” discussed below. The application of this pronouncement is effective in fiscal periods beginning after November 15, 2007 and is not expected to have a significant impact to our current practice nor on our financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurement” (FAS 157). FAS 157 creates consistency in valuing all assets and liabilities. Fair value is defined as what would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date. FAS 157 requires certain methods to be used to measure fair value and expands disclosures about fair value measurements. The application of this pronouncement is effective in fiscal periods beginning after November 15, 2007 and is not expected to have any significant impact to our current practice nor on our financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. We must determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, “Accounting for Income Taxes”. The interpretation clearly excludes income tax positions related to FASB Statement No. 5, “Accounting for Contingencies.” We adopted the provisions of this statement in the first quarter of 2007 and there was no effect on our financial position or results of operations.

RESULTS OF OPERATIONS

The following tables summarize our operations for the three months ended March 31, 2007 as compared to March 31, 2006 (in thousands except per share data):

	Three Months Ended
	March 31,		$ Change	% Change
	2007	2006
Revenues:
Rental income from operating leases	$19,929	$764	$19,165	2508.5%
Interest income on mortgages and other notes receivable	3,079	502	2,577	513.3%
Other operating income	1,019	—	1,019	n/a

Total revenue	24,027	1,266	22,761	1797.9%

Expenses:
Asset management fees to advisor	2,786	1,005	1,781	177.2%
General and administrative	3,136	1,098	2,038	185.6%
Depreciation and amortization	10,145	170	9,975	5867.6%
Other operating expenses	975	—	975	n/a

Total expenses	17,042	2,273	14,769	649.8%

Operating income (loss)	6,985	(1,007)	7,992	-793.6%

Other income (expense):
Interest and other income	2,114	1,402	712	50.8%
Interest expense and loan cost amortization	(1,441)	(80)	(1,361)	1701.3%
Equity in earnings of unconsolidated entities	904	3,964	(3,060)	-77.2%

Total other income	1,577	5,286	(3,709)	-70.2%

Net income	$8,562	$4,279	$4,283	100.1%

Earnings (loss) per share of common stock (basic and diluted)	$0.07	$0.10	$(0.03)	-28.6%

Weighted average number of shares of common stock outstanding (basic and diluted)	124,237	44,318

Rental income from operating leases. The significant increase in rental income for the three months ended March 31, 2007 as compared to March 31, 2006 was due to the acquisition of 48 additional real estate properties between March 31, 2006 and 2007, of which 47 were leased on a long-term triple net basis to third-party tenants, as compared to the single property that we had acquired and leased as of March 31, 2006.

Interest income on mortgages and other notes receivable. Between September 2005 and March 2007, we made eleven loans to third-party borrowers, which resulted in interest income of approximately $3.1 million and $502,000 for the three months ended March 31, 2007 and 2006, respectively. On August 14, 2006, one of the loans was repaid in full.

Other operating income and expense. The increase in other operating income and expenses for the three months ended March 31, 2007 as compared to March 31, 2006 is primarily due to the acquisition of Cowboys Golf Club in December 2006, which was operated through a taxable REIT subsidiary. We expect to enter into a long-term lease agreement for the Cowboys Golf Club with a subsidiary of EAGL Golf during the second half of 2007. From the point at which we enter into the long-term lease, golf operating revenues and expenses will be replaced with rental income.

Asset management fees to advisor. Asset management fees of 0.08334% per month of invested assets are paid to the advisor for the acquisition of real estate assets and making loans. For the three months ended March 31, 2007 and 2006, asset management fees to our advisor were approximately $2.8 million and $1.0 million, respectively. The increase in such fees is due to the acquisition of additional real estate properties and loans made from 2005 through 2007.

General and administrative. General and administrative expenses were approximately $3.1 million and $1.1 million for the three months ended March 31, 2007 and 2006, respectively. These amounts include approximately $1.2 million and $96,000 in our commitment under ground leases, park use permits and land permits for the three months ended March 31, 2007 and 2006, respectively. The increase is primarily due to the overall increase in our operating activities as a result of the properties we have acquired.

Depreciation and amortization. Depreciation and amortization expenses were approximately $10.1 million and $170,000 for the three months ended March 31, 2007 and 2006, respectively. The increase is primarily due to the acquisition of additional real estate properties from 2005 through 2007.

Interest and other income. The increase in interest income is a result of greater average cash on hand from uninvested offering proceeds during the three months ended March 31, 2007 as compared to March 31, 2006.

Interest expense and loan cost amortization. The increase in interest expense for the three months ended March 31, 2007 as compared to March 31, 2006 is primarily due to the increase in notes and mortgages payable. These notes and mortgages are collateralized by our golf and ski properties.

Equity in earnings. The following table summarizes equity in earnings (losses) from our unconsolidated entities (in thousands):

	Three Months Ended March 31,
	2007	2006	$ Change	% Change
Wolf Partnership	$(1,221)	$750	$(1,971)	(262.8)%
DMC Partnership	2,336	2,106	230	10.9%
Intrawest Venture	(211)	1,108	(1,319)	(119.0)%

Total	$904	$3,964	$(3,060)	(77.2)%

Equity in earnings decreased by approximately $3.1 million for the three months ended March 31, 2007 as compared to the same period in 2006, due to a decrease in income from the Wolf Partnership and the Intrawest Venture offset by a slight increase in income from the DMC Partnership. The Wolf Partnership was adversely affected by a regional economic downturn impacting the Sandusky, Ohio property and by greater competitive pressure, including competitor rate cuts and expansion, at both the Wisconsin Dells and Sandusky, Ohio locations. We are working with our partner and operator to develop strategies that seek to improve the performance of the properties and our returns over the long-term at both of these locations; however the affects of the economic downturn and competitive pressure are expected to continue to have an impact on our earnings during the remainder of 2007. In addition, on March 1, 2006, the Wolf Partnership obtained a $63.0 million loan encumbering two waterpark resort properties. This resulted in increased interest expense for the three months ended March 31, 2007 as compared to the partial period in which the loan was outstanding in 2006.

Equity in earnings is recognized under the hypothetical liquidation at book value method (‘HLBV”) of accounting which means we recognized income in each period equal to the change in our share of assumed proceeds from the liquidation of the underlying unconsolidated entities at depreciated book value. Because our equity in earnings is calculated in this manner we have historically recognized more income than the underlying unconsolidated entities have generated and our partners have historically been allocated significant losses which offset the earnings that we have recorded for these entities. During 2006, our partners’ unreturned capital in the Intrawest Venture was reduced to zero as a result of the losses they have recognized and the distributions that they have received from this venture. Since the date that this occurred we no longer recognize significant amounts of income from this venture and in the future may recognize losses that this entity incurs (on a GAAP basis) which is the primary reason for the reduction in equity in earnings from the Intrawest Venture for the three months ended March 31, 2006 to the three months ended March 31, 2007. While this method of recognizing earnings and losses from the unconsolidated entity is not expected to have an impact on the distributions we receive, it will likely result in reductions or fluctuations in our net income, earnings per share, funds from operations (as defined below) and FFO per share.

Net income and earnings per share. Our net income and earnings per share are volatile as we are still in the early stages of operation. These performance measures are significantly affected by the pace at which we raise offering proceeds and the time it takes to accumulate and deploy such capital in real estate acquisitions and other investments that produce income for us. The accumulation of funds over time in order to make large individually significant acquisitions can be dilutive to the earnings per share ratio.

OTHER

Funds from Operations

We consider FFO to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net income. FFO, based on the revised definition adopted by the NAREIT and as used herein, means net income determined in accordance with GAAP, excluding gains or losses from sales of property, plus depreciation and amortization of real estate assets and after adjustments for unconsolidated partnerships and joint ventures. We believe that by excluding the effect of depreciation and amortization, FFO can facilitate comparisons of operating performance between periods and between other equity REITs. FFO was developed by the NAREIT as a relative measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as an alternative to net income determined in accordance with GAAP as an indication of our operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or our ability to make distributions. FFO as presented may not be comparable to amounts calculated by other companies.

Accordingly, we believe that in order to facilitate a clear understanding of the consolidated historical operating results, FFO should be considered in conjunction with our net income and cash flows as reported in the accompanying condensed consolidated financial statements and notes thereto.

Reconciliation of net income to FFO for the three months ended March 31, 2007 and 2006 (in thousands):

	Three Months Ended March 31,
	2007	2006
Net income	$8,562	$4,279
Adjustments:
Depreciation and amortization	10,071	170
Net effect of FFO adjustment from unconsolidated entities (1)	3,997	2,322

Total funds from operations	$22,630	$6,771

Weighted average number of shares of common stock outstanding (basic and diluted)	124,237	44,318

FFO per share (basic and diluted)	$0.18	$0.15

FOOTNOTES:

(1)	Represents our share of the FFO adjustments allowable under the NAREIT definition (primarily depreciation) multiplied by the percentage of income or loss recognized under the HLBV method.

EVENTS OCCURRING SUBSEQUENT TO MARCH 31, 2007

On April 6, 2007, we acquired a portfolio of three waterparks and four theme parks (the “Parks”) for an aggregate purchase price of $312.0 million, consisting of $290.0 million in cash and a note payable for $22.0 million, from an affiliate of PARC Management, LLC (“PARC Management”). We leased the Parks to PARC Management, which will operate them under long-term, triple-net lease agreements with initial terms through December 2029 and three 10-year renewal options.

On April 16, 2007, we acquired the Magic Springs Theme Park from Magic Springs Development for a purchase price of $20.0 million excluding transaction costs. The property is leased under a triple-net lease with an initial term of 20 years with four five-year renewal options. Magic Springs Development or its affiliate will operate the property directly. We also committed to fund an additional park development plan in the amount of $10.0 million for improvements to the park during the first two years of the operating leases.

On April 23, 2007, Colonial Bank, N.A. extended the maturity of our $20.0 million revolving line of credit from May 1, 2007 to July 31, 2007. We intend to renew this loan on or before July 31, 2007 for a three-year period as a non-revolving construction loan with substantially similar terms. The non-revolving construction loan will be used to finance the expansion of, and improvements to, the Bretton Woods Mountain Resort.

COMMITMENTS, CONTINGENCIES AND CONTRACTUAL OBLIGATIONS

The following tables present our contractual obligations and contingent commitments and the related payment periods as of March 31, 2007:

Contractual Obligations

	Payments Due by Period (in thousands)
	Less than 1 year	Years 1-3	Years 3-5	More than 5 years	Total
Line of credit	$10,000	$—	$—	$—	$10,000
Mortgages and other notes payable (principal and interest)	6,505	21,386	29,111	200,749	257,751
Obligations under operating leases/permits (1)	5,171	15,414	15,215	145,029	180,829

Total	$21,676	$36,800	$44,326	$345,778	$448,580

FOOTNOTES:

(1)	Represents obligations under ground leases, park use permits and land permits which are paid by our third-party tenants on our behalf. Ground lease payments, park use and land permit fees are generally based on a percentage of gross revenue of the related property exceeding a certain threshold. For percentage based lease and permit obligations, the future obligations have been estimated based on current revenue levels projected over the term of the leases or permits.

Contingent Commitments

	Payments Due by Period (in thousands)
	Less than 1 year	Years 1-3	Years 3-5	More than 5 years	Total
Contingent purchase consideration	$—	$23,650	$—	$—	$23,650
Loan funding commitments	765	10,000	—	—	10,765
Capital improvements	25	17,500	—	—	17,525
Pending investments (1)	391,604	—	—	—	391,604

Total	$392,394	$51,150	$—	$—	$443,544

FOOTNOTES:

(1)	On April 6, 2007, we acquired a portfolio of three waterparks and four theme parks (the “Parks”) for an aggregate purchase price of $312.0 million, consisting of $290.0 million in cash and a note payable for $22.0 million, from an affiliate of PARC Management, LLC (“PARC Management”). We leased the Parks to PARC Management, which will operate them under long-term, triple-net lease agreements.

On April 16, 2007, we acquired the Magic Springs Theme Park from Magic Springs Development for a purchase price of $20.0 million excluding transaction costs. The property is leased under a triple-net lease with an initial term of 20 years with four five-year renewal options. Magic Springs Development or its affiliate will operate the property directly.

In November 2006, we entered into an asset purchase agreement to acquire nine marina properties and on December 22, 2006, we acquired five marina properties for an aggregate purchase price of approximately $69.4 million. The remaining four properties are expected to have an aggregate purchase price of approximately $37.6 million including an additional $400,000 investment commitment to one of the properties. This transaction is expected to close during 2007, however, there can be no assurance that any or all of these conditions will be satisfied or that this transaction will ultimately be completed.

We have also committed to acquire 46 condominiumized retail and commercial spaces at the Northstar Commercial Village (the “Northstar Commercial Properties”) in Lake Tahoe, California for $22.0 million. This transaction is expected to close during 2007. The transaction is subject to the fulfillment of certain conditions. There can be no assurance that any or all of these conditions will be satisfied or that this transaction will ultimately be completed.

THE ADVISOR AND THE ADVISORY AGREEMENT

The following information updates information in our prospectus under “The Advisor and the Advisory Agreement – The Advisor” and “– The Advisory Agreement,” which begin on page 139 of our prospectus:

On June 1, 2007, our Advisor filed a certificate of conversion with the State of Florida to change its name and form of entity from CNL Income Corp. to CNL Income Company, LLC. The certificate of conversion will have no effect on the Advisory Agreement and related agreements except to change the name from CNL Income Corp. to CNL Income Company, LLC. All references to “CNL Income Corp.” throughout the prospectus are replaced with “CNL Income Company, LLC.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following tables supplement the corresponding tables in our prospectus under “Certain Relationships and Related Transactions,” which begins on page 142 of the prospectus:

For the three months ended March 31, 2007 and 2006, we incurred the following fees (in thousands):

	Three Months Ended March 31,
	2007	2006
Selling commissions	$10,969	$9,064
Marketing support fee & due diligence expense reimbursements	4,718	3,487

Total	$15,687	$12,551

For the three months ended March 31, 2007 and 2006, our Advisor earned fees and incurred reimbursable expenses as follows (in thousands):

	Three Months Ended March 31,
	2007	2006
Acquisition fees: (1)
Acquisition fees from offering proceeds	$4,964	$4,255
Acquisition fees from debt proceeds	4,085	1,323

Total	9,049	5,578

Asset management fees: (2)	2,786	1,005

Reimbursable expenses:
Offering costs	1,003	1,594
Acquisition costs	691	86
Operating expenses (3)	379	315

Total	2,073	1,995

Total fees earned and reimbursable expenses	$13,908	$8,578

FOOTNOTES:

(1)	Acquisition fees for services in the selection, purchase, development or construction of real property, generally equal to 3.0% of gross offering proceeds, and 3.0% of loan proceeds for services in connection with the incurrence of debt.

(2)	Asset management fees of 0.08334% per month of our “real estate asset value,” as defined in the prospectus, and the outstanding principal amount of any mortgage loan as of the end of the preceding month.

(3)	The Advisor and its affiliates are entitled to reimbursement of certain expenses incurred on our behalf in connection with our organization, offering, acquisitions, and operating activities. Pursuant to our Advisory Agreement, we will not reimburse our Advisor any amount by which total operating expenses paid or incurred by us exceed the greater of 2% of average invested assets or 25% of net income (the “Expense Cap”) in any expense year, as defined in our Advisory Agreement. Operating expenses did not exceed the Expense Cap for the expense years ended March 31, 2007 and 2006.

PRIOR PERFORMANCE INFORMATION

The following information supersedes information in the last two sentences of footnote (3) to the table under “Prior Performance Information,” on page 145 of the prospectus:

Immediately following the termination of the 2003 Offering, the company commenced an offering of up to $4,000,000,000 (400,000,000 shares) (the “2004 Offering”) and upon termination of the 2004 Offering on March 26, 2006, the company had received proceeds of approximately $518,593,000. As of March 26, 2006, net proceeds to the company from its five offerings totaled approximately $2,701,312,000, all of which had been invested or committed for investment in properties and mortgage loans. In October 2006, the company merged with and into a wholly owned subsidiary of Health Care Property Investors, Inc. (“HCP”).

DISTRIBUTION POLICY

The following table presents total distributions (in thousands) and distributions per share, and it updates the corresponding table on page 148 of the prospectus:

2007 Quarters	First	Second	Third	Fourth	Year
Total distributions declared	$18,258	—	—	—	$18,258
Distributions per share	0.1500	—	—	—	0.1500

SUMMARY OF THE ARTICLES OF INCORPORATION AND BYLAWS

The following information updates, modifies or supersedes certain information contained in our prospectus under “Summary of the Articles of Incorporation and Bylaws – Proposed Amendment,” which begins on page 151 of the prospectus:

On August 18, 2006, our board adopted resolutions amending, and recommending that our stockholders approve amendments to Sections 10.1, 10.2, 10.3 and 12.1 of our articles of incorporation (“Articles”). On June 20, 2007, we adjourned our annual meeting with respect to these amendments. Although the response to amending the Articles had been overwhelmingly positive among stockholders who had delivered proxies, we had not received sufficient votes to approve the amendments. Our annual meeting will reconvene on July 19, 2007. If our stockholders vote to approve the amendments, then we will file the amended Articles with the State Department of Assessments and Taxation of Maryland, at which time the amendments will become effective. In the event that we have not received sufficient votes at our reconvened meeting on July 19, 2007 to approve the amendments, we plan to adjourn until July 27, 2007 (the “Second Adjournment”) to solicit additional votes. If we do not receive sufficient votes at the Second Adjournment, we have assured the Pennsylvania Securities Commission that we will immediately cease making offers and sales of our securities to Pennsylvania residents and in Pennsylvania altogether. Additionally, pursuant to Section 504 of the Pennsylvania Securities Act of 1972, as amended, and the regulations promulgated thereunder, we have agreed to extend a written offer of rescission to all Pennsylvania residents that have purchased our shares under the current offering. Thus, if these proposals are not approved by our stockholders, we may have to return monies to investors that are Pennsylvania residents. As of March 31, 2007, we had received subscriptions of approximately $28.0 million from Pennsylvania investors in the current offering.

EXPERTS

The following paragraphs replace the corresponding paragraphs in our prospectus under “Experts,” which begins on page 179 of our prospectus:

The balance sheets of CNL Income Properties as of December 31, 2006 and 2005, the statements of operations, statements of stockholders’ equity and cash flows of CNL Income Properties for the years ended December 31, 2006, 2005 and 2004, the consolidated financial statements of CNL Village Retail Partnership, LP and its Subsidiaries as of December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005 and the period from October 1, 2004 (date of inception) to December 31, 2004, the consolidated financial statements of CNL Dallas Market Center, LP and its Subsidiaries as of and for the year ended December 31, 2006 and the period from February 14, 2005 (date of inception) to December 31, 2005, the consolidated financial statements of CNL Income GW Partnership, LLLP and its Subsidiaries as of and for the year ended December 31, 2006 and the period from October 11, 2005 (date of inception) through December 31, 2005 included in this registration statement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Gatlinburg Skylift LLC as of December 31, 2004 and December 31, 2003 and the related statement of operations, parent’s investment account and cash flows for the years ended December 31, 2004, 2003, and 2002 included in this prospectus and registration statement have been audited by Moss Adams LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Cypress-Bowl Recreations Limited Partnership as of December 31, 2005 and December 31, 2004 and the related statement of operations, parent’s investment account and cash flows for the years ended December 31, 2005 and 2004 included in this prospectus and registration statement have been audited by Moss Adams LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Great Bear Lodge of Wisconsin Dells, LLC and Great Bear Lodge of Sandusky, LLC as of and for the periods ended December 20, 2004, December 31, 2003 and December 31, 2002 included in this prospectus and registration statement have been audited by RubinBrown LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The audited historical combined statement of revenue and certain expenses of the DMC Properties as of and for the year ended January 31, 2005 included in this prospectus and registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined statement of revenue and certain expenses of Intrawest Portfolio Commercial Properties, for the year ended June 30, 2004 included in this prospectus and registration statement have been audited by KPMG LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Booth Creek Ski Holdings, Inc. at October 27, 2006 and October 28, 2005, and for each of the three years in the period ended October 27, 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of WHCC, LLC (d.b.a. Weston Hills Country Club) as of and for the periods ended December 31, 2005, 2004 and 2003 included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Heritage Golf Group West Coast, Inc. as of and for the periods ended December 31, 2005, 2004 and 2003 included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Palmetto Hall Plantation Club (a wholly owned property of Greenwood Development Corporation) as of and for the periods ended December 31, 2005, 2004 and 2003 included in this prospectus and registration statement have been audited by Elliott Davis, LLC, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Marinas International at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Weikel, Johnson, Parris & Rouse, PLLP, certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The financial statements of Harborage Marina LLC, at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and registration statement have been audited by Weikel, Johnson, Parris & Rouse, PLLP, certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The combined consolidated financial statements of the EAGL Golf Course Properties sold to CNL Income Properties, Inc. at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The financial statements of Premier Golf Management, Inc. and Subsidiaries as of December 31, 2005, December 31, 2004 and December 31, 2003, and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Weil & Company LLP, certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The combined financial statements of the Selected Parks Operations of Six Flags, Inc. as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, have been included in this prospectus and registration statement in reliance upon the report of KPMG LLP, independent certified public accountants appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting. The audit report covering the December 31, 2006 combined financial statements refers to a change in method of accounting for share-based payment.

INDEX TO FINANCIAL STATEMENTS

CNL Income Properties, Inc.

Page

Pro Forma Consolidated Financial Information:
Unaudited Pro Forma Consolidated Financial Information	F - 1
Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2007	F - 2
Unaudited Pro Forma Consolidated Statement of Operations for the three months ended March 31, 2007	F - 3
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2006	F - 4
Notes to Unaudited Pro Forma Consolidated Financial Statements	F - 5

Interim Unaudited Condensed Consolidated Financial Statements as recently filed in CNL Income Properties Inc.’s March 31, 2007 Form 10-Q:
Condensed Consolidated Balance Sheets as of March 31, 2007 and December 31, 2006	F - 14
Condensed Consolidated Statements of Operations for the three months ended March 31, 2007 and 2006	F - 15
Condensed Consolidated Statements of Stockholders’ Equity and Other Comprehensive Income (Loss) for the three months ended March 31, 2007 and year ended December 31, 2006	F - 16
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and 2006	F - 17
Notes to Condensed Consolidated Financial Statements	F - 18

Index to Other Financial Statements	F - 29

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL INFORMATION

The accompanying Unaudited Pro Forma Consolidated Balance Sheet of CNL Income Properties, Inc. (the “Company”) is presented as if the acquisitions described in Note (b) had occurred on March 31, 2007.

The following Unaudited Pro Forma Consolidated Statements of Operations are presented for the three months ended March 31, 2007 and for the year ended December 31, 2006 (the “Pro Forma Periods”), and include certain pro forma adjustments to illustrate the estimated effect of the transactions described in the notes to the pro forma financial statements as if they had occurred on January 1, 2006.

This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company’s financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company’s financial results or conditions in the future. The pending transactions described in the notes to the unaudited pro forma consolidated financial information are subject to the fulfillment of certain conditions. There can be no assurances that any or all of the conditions will be satisfied, or that the transactions will ultimately be completed.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2007

(in thousands, except per share data)

	Historical (a)	Pro Forma Adjustments		Pro Forma
ASSETS
Real estate investment properties under operating leases, net	$674,610	$445,973	(b)	$1,120,583
Investment in unconsolidated entities	177,042	—		177,042
Mortgages and other notes receivable	119,431	796	(b)	120,227
Cash	328,334	(241,778)	(c)	86,556
Restricted cash	6,806	—		6,806
Accounts and other receivables	5,636	—		5,636
Intangibles, net	25,620	10,198	(b)	35,818
Deposits on pending real estate investments	17,000	(16,000)	(d)	1,000
Prepaid expenses and other assets	30,836	(10,189)	(b)	25,647
		5,000	(f)

Total Assets	$1,385,315	$194,000		$1,579,315

LIABILITIES AND STOCKHOLDERS’ EQUITY
Due to affiliates	$13,350	$—		$13,350
Line of credit	10,000	—		10,000
Mortgages and other notes payable	205,877	178,000	(e)	383,877
Security deposits	14,820	16,000	(f)	30,820
Accounts payable and accrued expenses	4,949	—		4,949

Total Liabilities	248,996	194,000		442,996

Commitments and Contingencies
Rescindable common stock (2,803 shares issued and outstanding)	27,998	—		27,998

Stockholders’ equity:
Preferred stock, $.01 par value per share 200 million shares authorized and unissued	—	—		—
Excess shares, $ .01 par value per share 120 million shares authorized and unissued	—	—		—
Common stock, $.01 par value per share One billion shares authorized at March 31, 2007 130,231 shares issued and 129,829 shares outstanding	1,298	—		1,298
Capital in excess of par value	1,137,926	—		1,137,926
Accumulated earnings	33,847	—		33,847
Accumulated distributions	(63,254)	—		(63,254)
Accumulated other comprehensive loss	(1,496)	—		(1,496)

	1,108,321	—		1,108,321

Total Liabilities and Stockholders’ Equity	$1,385,315	$194,000		$1,579,315

See accompanying notes to unaudited pro forma consolidated financial statements

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2007

(in thousands, except per share data)

	Historical (1)	Pro Forma Adjustments		Pro Forma Results
Revenues:
Rental income from operating leases	$16,566	$10,986	(2)	$28,492
		940	(3)
FF&E reserve income	3,363	1,067	(4)	4,430
Interest income on mortgages and other notes receivable	3,079	92	(5)	3,171
Other operating income	1,019	—		1,019

	24,027	13,085		37,112

Expenses:
Asset management fee to advisor	2,786	1,235	(6)	4,021
General and administrative	3,136	940	(3)	4,076
Depreciation and amortization	10,145	6,364	(7)	16,509
Other operating expenses	975	—		975

	17,042	8,539		25,581

Operating income	6,985	4,546		11,531

Other income (expense):
Interest and other income	2,114	(1,557	)(8)	557
Interest expense and loan cost amortization	(1,441)	(4,959	)(9)	(6,400)
Equity in earnings of unconsolidated entities	904	—		904

Total other income (loss)	1,577	(6,516)		(4,939)

Net income (loss)	$8,562	$(1,970)		$6,592

Earnings Per Share of Common Stock (Basic and Diluted)	$0.07			$0.05

Weighted Average Number of Shares of Common Stock Outstanding (Basic and Diluted)	124,237		(10)	124,237

See accompanying notes to unaudited pro forma consolidated financial statements

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

(in thousands, except per share data)

	Historical (1)	Pro Forma Adjustments		Pro Forma Results
Revenues:
Rental income from operating leases	$14,270	$94,390	(2)	$113,702
		5,042	(3)
FF&E reserve income	1,656	13,486	(4)	15,142
Interest income on mortgages and other notes receivable	6,210	5,846	(5)	12,056
Other operating income	120	—		120

	22,256	118,764		141,020

Expenses:
Asset management fee to advisor	5,356	10,500	(6)	15,856
General and administrative	6,815	5,042	(3)	11,857
Depreciation and amortization	8,489	53,202	(7)	61,691
Other operating expenses	118	—		118

	20,778	68,744		89,522

Operating income	1,478	50,020		51,498

Other income (expense):
Interest and other income	7,890	(7,847	)(8)	43
Interest expense and loan cost amortization	(986)	(20,407	)(9)	(21,393)
Equity in earnings of unconsolidated entities	11,003	—		11,003

Total other income (loss)	17,907	(28,254)		(10,347)

Net income	$19,385	$21,766		$41,151

Earnings Per Share of Common Stock (Basic and Diluted)	$0.31			$0.36

Weighted Average Number of Shares of Common Stock Outstanding (Basic and Diluted)	62,461		(10)	114,377

See accompanying notes to unaudited pro forma consolidated financial statements

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Balance Sheet:

(a)	Reflects the Company’s historical balance sheet as of March 31, 2007.

(b)	Represents the Company’s pending and completed property acquisitions subsequent to March 31, 2007 (in thousands):

Properties	Purchase Price	Closing Costs	Acquisition Fees	Total (vi)
Mountain High Ski Resort (i)	$45,000	$900	$1,800	$47,700
Magic Springs (ii)	20,000	95	800	20,895
Booth Creek Commercial (iii)	22,000	330	880	23,210
Marinas International (iv)	32,919	782	1,317	35,018
The Parks (v)	312,000	6,647	10,700	329,347

Total	$431,919	$8,754	$15,497	$456,170

FOOTNOTES:

(i)	On June 29, 2007, the Company acquired Mountain High Ski Resort from Mountain High Associates, LLC, an affiliate of Valor Equity Partners, for a purchase price of $45.0 million. The Company leased the property to Mountain High Associates under a triple-net lease with an initial term of 20 years with two 10-year renewal options. The pro forma adjustment represents the purchase price of approximately $47.7 million, including estimated closing costs of approximately $0.9 million and the reclassification of certain acquisition fees of approximately $1.8 million that were previously capitalized in other assets.

(ii)	On April 16, 2007, the Company acquired the Magic Springs Theme Parks from Magic Springs Development Co., L.L.C for a purchase price of $20.0 million. The property is leased under a triple-net lease with an initial term of 20 years with four five-year renewal options. The pro forma adjustment represents the purchase price of approximately $20.9 million, including closing costs of $95,000 and the reclassification of certain acquisition fees of $0.8 million that were previously capitalized in other assets.

(iii)	On December 1, 2006, the Company entered into an agreement to acquire four ski resort properties and retail and commercial space from Booth Creek Resort Properties LLC. On January 19, 2007 the Company acquired and leased the four ski resort properties to a newly created entity that was formed by the current principals of existing management of Booth Creek Ski Holdings, Inc. The Company expects to acquire the commercial space in the second half of 2007 for a purchase price of $22.0 million which will be leased under a triple-net lease with similar lease terms as the related ski properties. The pro forma adjustment represents the purchase price of approximately $23.2 million, including estimated closing costs of approximately $0.3 million and the reclassification of certain acquisition fees of approximately $0.9 million that were previously capitalized in other assets.

(iv)	As of March 31, 2007, the Company acquired five marinas properties from an affiliate of Marinas International. On June 8, 2007, the Company acquired an additional two marina properties for an aggregate purchase price of approximately $14.6 million with one remaining property to be acquired for a purchase price of approximately $18.3 million. The Company has leased the seven properties and expects to lease the remaining property to an affiliate of Marinas International. This affiliate has operated, and will operate, the properties along with an affiliated property manager under triple-net leases with an initial term of 16 years and five five-year renewal options, with the exception of two of the properties, which have a 10-year lease extension followed by one 15-year lease extension. The pro forma adjustment represents the purchase price of approximately $35.0 million, including estimated closing costs of approximately $0.8 million and the reclassification of certain acquisition fees of approximately $1.3 million that were previously capitalized in other assets. In connection with the transaction, the Company also made loans to Marinas International in the amount of approximately $39.2 million during 2006. The loans bear an annual interest rate of 9.0% for a term of 15 years with monthly interest only payments for the first three years. An additional $0.8 million loan is expected to close during 2007 with substantially similar terms. The loans are collateralized by seven marina properties. Approximately, $31,000 in acquisition fees are expected to be attributed to the remaining $0.8 million loan which will be amortized over the loan term.

(v)	On April 6, 2007, the Company acquired a portfolio of three waterparks and four theme parks (the “Parks”) from an affiliate of PARC Management, LLC (“PARC Management”) for an aggregate purchase price of $312.0 million which included a note payable for $22.0 million. The Company also entered into a non-binding commitment to obtain financing from a third-party lender in the amount of $156.0 million, which is expected to close during 2007. The Company leased the parks to newly formed subsidiaries of PARC Management under triple-net leases for an initial term of 22 years with three 10-year renewal options. The pro forma adjustment represents the purchase price of approximately $329.3 million, including closing costs of approximately $6.6 million, including debt acquisition fees of approximately $5.3 million in connection with the $22.0 million note payable and the $156.0 million financing, and the reclassification of certain acquisition fees of approximately $5.4 million that were previously capitalized in other assets.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Balance Sheet (Continued):

(vi)	The total purchase price of $456.2 million includes real estate of $446.0 million and intangible assets of $10.2 million.

(c)	Represents the reduction in cash in connection with the Company’s acquisition of the properties described in Note (b) above, net of cash security deposits from tenants leasing these properties described in Note (e) below.

(d)	Prior to March 31, 2007, the Company paid a cash deposit on the acquisitions of the Parks and Magic Springs which were credited towards the purchase price at closing.

(e)	Represents financing obtained in connection with the transactions as follows:

Description	Principal Amount (in millions)	Fixed Interest Rate	Terms
Promissory Note – Parks transaction	$22.0	8.75%	Term of 10 years
Third-party financing – Parks transaction	156.0	6.58%	Term of 10 years

Total	$178.0

(f)	Represents security deposits received from the third-party tenants in connection with the Company’s acquisition of the properties described in Note (b) above. This amount includes $5.0 million in security deposits that will become due and payable to the Company in September 2007 in connection with the Parks transaction. Security deposits are generally in the form of cash or a letter of credit to collateralize rental payments and performance that are obligated under the lease.

Unaudited Pro Forma Consolidated Statements of Operations:

(1)	Represents the Company’s historical operating results for the respective pro forma periods being presented.

(2)	Represents the estimated pro forma rental income and percentage rent adjustments from operating leases as a result of the pending and completed acquisitions of the following real estate investment properties. The pro forma adjustment represents only the portion of income in excess of the actual income recognized during the period in which the property was owned, as if the property was owned and leased for the entire year. Percentage rent is generally based on a percentage of gross revenues. The historical revenues of the properties were used to estimate percentage rent for the pro forma periods presented (in thousands).

	Acquisition Date	Pro Forma Adjustments
Properties		Year Ended December 31, 2006	Three Months Ended March 31, 2007
Mountain High Ski Resorts	6/29/07	$5,095	$1,274
Booth Creek Commercial	Pending	2,295	573
Magic Springs	4/16/2007	2,140	535
The Parks	4/6/2007	26,787	6,697
Booth Creek Ski	1/19/2007	18,649	937
Brighton Ski	1/9/2007	3,941	189
Marinas International	12/22/2006	9,603	781
Premier Golf	12/22/2006	5,310	—
EAGL Golf	11/16/2006	6,217	—
Valencia & Talega	10/16/2006	4,011	—
Weston Hills	10/16/2006	2,466	—
Family Entertainment Centers	10/06/2006	2,592	—
Bear Creek	9/08/2006	775	—
Bretton Woods	6/23/2006	1,752	—
South Mountain	6/09/2006	500	—

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Statements of Operations (Continued):

	Acquisition Date	Pro Forma Adjustments
Properties		Year Ended December 31, 2006	Three Months Ended March 31, 2007
Cypress Mountain	5/30/2006	$1,408	$—
Harley-Davidson	4/27/2006	219	—
Hawaiian Falls	4/21/2006	414	—
Palmetto Hall	4/27/2006	216	—

Total		$94,390	$10,986

(3)	Represents the estimated pro forma adjustments for ground leases, park use permit and land permit fees paid by the third-party tenants related to the properties. Ground leases, park use permit and land permit fees are generally a percentage of gross revenue exceeding a certain threshold. The historical revenues of the properties were used to estimate ground leases, park use permit and land permit fees for the pro forma periods presented (in thousands).

	Pro Forma Adjustments		Description
Properties	Year Ended December 31, 2006	Three Months Ended March 31, 2007
Mountain High Ski Resort	$456	$114	U.S. Forest Service ski area permit
The Parks	1,923	481	Two long-term ground leases
Booth Creek Ski	1,138	284	U.S. Forest Service ski area permit
Brighton Ski	272	—	Ski area permit agreement with U.S. Department of Agriculture Forest Service and one ground lease
Marinas International	417	61	Four long-term ground leases
EAGL Golf	310	—	Three long-term ground leases
Family Entertainment Centers	264	—	Three long-term ground leases
Bear Creek	198	—	Special facilities ground leases agreement with Dallas/Fort Worth International Airport Board
Cypress Mountain	64	—	Special park use permit from Canadian Provincial Authority

Total	$5,042	$940

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Statements of Operations (Continued):

(4)	FF&E reserve income represents amounts set aside by the tenants and paid to the Company for capital expenditure purposes. The Company has exclusive rights to and ownership of the accounts. Generally, the amounts are based on an agreed upon percentage of the tenants’ gross revenues as defined in the respective leases. The historical revenues of the properties were used to estimate FF&E reserves due under the leases for the pro forma periods presented (in thousands).

	Pro Forma Adjustments
Properties	Year Ended December 31, 2006	Three Months Ended March 31, 2007
Mountain High Ski Resort	$875	$224
Magic Springs	304	76
The Parks	2,475	619
Booth Creek Ski	6,029	7
Brighton Ski	576	—
Marinas International	977	141
Premier Golf	401	—
EAGL Golf (i)	—	—
Valencia & Talega	338	—
Weston Hills	303	—
Family Entertainment Centers	198	—
Bear Creek (i)	—	—
Cypress Mountain	255	—
Harley-Davidson	8	—
Hawaiian Falls (i)	—	—
Palmetto Hall	16	—
South Mountain	52	—
Bretton Woods	679	—

Total	$13,486	$1,067

FOOTNOTES:

(i)	No FF&E reserves required during the first lease year in accordance with the lease agreements.

(5)	On March 10, 2006, the Company purchased a $15.0 million mezzanine loan from Column Financial, Inc., as former lender to Mizner Court Holdings, LP. Mizner Court Holdings, LP is a partnership owned by a subsidiary of GE Capital called GEBAM, Inc. and by Stoltz Mizner Court, L.P. The proceeds from the mezzanine loan, in addition to the proceeds from an $89.0 million first mortgage loan, were used to acquire an apartment complex in Boca Raton, Florida. The loan earns interest at a rate of one month LIBOR plus 7.0% per year and requires monthly interest payments. The pro forma adjustments represent interest income of $328,530 for the year ended December 31, 2006.

In connection with the Booth Creek Ski transaction as described in Note (b) above, the Company made a $12.0 million loan to Booth Creek Ski Holdings, Inc. The pro forma adjustments include interest income of approximately $77,000 and $1.8 million and the amortization of acquisition fees of approximately zero and $160,000 for the three months ended March 31, 2007 and for the year ended December 31, 2006, respectively.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Statements of Operations (Continued):

The pro forma adjustments also include interest income on the approximately $39.9 million loan made and to be made in connection with the Marinas International transaction, as described in Note (b) above, of approximately $20,000 and $4.0 million and the amortization of acquisition fees of approximately $4,900 and $106,000 for the three months ended March 31, 2007 and for the year ended December 31, 2006, respectively.

(6)	Represents asset management fees associated with owning interests in or making loans in connection with real estate. The assets and loans are managed by the Company’s advisor for an annual asset management fee of 1% per year of the Company’s pro-rata share of the “Real Estate Asset Value” as defined in the Company’s Prospectus. The pro forma adjustments include asset management fees for all properties acquired, loans made and pending acquisitions as if the acquisitions had occurred at the beginning of the pro forma periods presented.

(7)	Depreciation and amortization is computed using the straight-line method of accounting over the estimated useful lives of the related assets. The pro forma adjustments represent the estimated additional expenses as if the assets had been owned during the entire pro forma periods presented net of any actual depreciation or amortization on those assets as recognized in the Company’s historical results of operations (in thousands).

	Assets	Purchase Price	Estimated Useful Life	Pro Forma Adjustments
Properties				Year Ended December 31, 2006	Three Months Ended March 31, 2007
Mountain High Ski Resort	Land improvements	$5,581	15 years	$372	$93
	Ski lift	5,772	20 years	288	72
	Buildings	9,397	39 years	241	60
	FF&E	11,829	5 years	2,366	593
	Permit rights	13,976	29 years	483	120
	Intangible - in place lease	1,145	20 years	57	14

	Total	$47,700		$3,807	$952

Magic Springs	Land	$3,970	n/a	$—	$—
	Buildings	10,134	39 years	260	65
	Ride equipment	6,060	25 years	242	61
	FF&E	313	5 years	63	16
	Intangible - in place lease	418	20 years	21	5

	Total	$20,895		$586	$147

The Parks	Land	$102,098	n/a	$—	$—
	Land improvements	52,696	15 years	3,513	878
	Leasehold interests	6,587	57 years	115	29
	Buildings	59,282	39 years	1,520	380
	FF&E	36,228	5 years	7,246	1,812
	Ride equipment	65,869	25 years	2,635	659
	Intangible - in place leases	6,587	22 years	299	74

	Total	$329,347		$15,328	$3,832

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Statements of Operations (Continued):

	Assets	Purchase Price	Estimated Useful Life	Pro Forma Adjustments
Properties				Year Ended December 31, 2006	Three Months Ended March 31, 2007
Booth Creek Ski	Land	$37,105	n/a	$—	$—
	Land improvements	60,743	15 years	4,050	5
	Permit rights	1,932	40 years	48	—
	Buildings	48,573	39 years	1,246	135
	Ski lifts	16,154	20 years	808	202
	FF&E	37,277	5 years	7,455	452
	Intangible - in place leases	4,016	20 years	201	—

	Total	$205,800		$13,808	$794

Brighton Ski	Land	$1,716	n/a	$—	$—
	Land improvements	10,451	15 years	697	7
	Leasehold interest	437	27 years	11	—
	Permit rights	1,755	41 years	65	16
	Ski lifts	8,779	20 years	585	42
	Buildings	11,421	34 years	293	3
	FF&E	2,472	5 years	494	5
	Intangible - in place leases	818	20 years	41	—

	Total	$37,849		$2,186	$73

Marinas International	Land	$19,364	n/a	$—	$—
	Land improvements	7,537	15 years	492	65
	Leasehold interests	41,265	34 years	1,166	46
	Buildings	12,316	34 years	344	38
	FF&E	18,714	5 years	3,691	342
	Floating docks	3,591	15 years	235	60
	Intangible - trade names	1,876	n/a	—	—
	Intangible - in place leases	2,427	16 years	144	15

	Total	$107,090		$6,072	$566

Premier Golf	Land	$9,675	n/a	$—	$—
	Land improvements	24,745	15 years	1,581	—
	Buildings	22,410	39 years	551	—
	FF&E	2,823	5 years	525	—
	Intangible - in place leases	1,209	20 years	58	—

	Total	$60,862		$2,715	$—

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Statements of Operations (Continued):

	Assets	Purchase Price	Estimated Useful Life	Pro Forma Adjustments
Properties				Year Ended December 31, 2006	Three Months Ended March 31, 2007
EAGL Golf	Land	$21,297	n/a	$—	$—
	Land improvements	24,522	15 years	1,197	—
	Leasehold interests	6,139	41 years	150	—
	Buildings	8,309	39 years	187	—
	FF&E	3,452	5 years	575	—
	Intangible - trade name	10,822	n/a	—	—
	Intangible - in place leases	1,002	20 years	45	—

	Total	$75,543		$2,154	$—

Valencia & Talega	Land	$20,058	n/a	$—	$—
	Land improvements	26,279	15 years	1,392	—
	Buildings	11,603	39 years	233	—
	FF&E	874	5 years	115	—
	Intangible - in place leases	1,192	20 years	47	—

	Total	$60,006		$1,787	$—

Weston Hills	Land	$6,295	n/a	$—	$—
	Land improvements	13,980	15 years	739	—
	Buildings	14,282	39 years	288	—
	FF&E	1,501	5 years	197	—
	Intangible - in place lease	730	20 years	29	—

	Total	$36,788		$1,253	$—

Family Entertainment Centers	Land	$20,539	n/a	$—	$—
	Land improvements	6,307	15 years	318	—
	Leasehold interests	361	25 years	10	—
	Buildings	7,070	25 years	235	—
	FF&E	2,065	5 years	270	—
	Intangible - in place leases	805	30 years	18	—

	Total	$37,147		$851	$—

Bear Creek	Land improvements	$6,830	15 years	$275	$—
	Leasehold interest	2,680	80 years	24	—
	Buildings	1,091	39 years	19	—
	FF&E	952	5 years	—	—
	Intangible - in place lease	235	20 years	8	—

	Total	$11,788		$326	$—

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Statements of Operations (Continued):

	Assets	Purchase Price	Estimated Useful Life	Pro Forma Adjustments
Properties				Year Ended December 31, 2006	Three Months Ended March 31, 2007
Cypress Mountain	Permit rights	$16,911	28 years	$48	$—
	Buildings	597	28 years	6	—
	Ski lifts	7,214	20 years	—	—
	FF&E	3,884	5 years	—	—
	Intangible - in place lease	839	20 years	15	—

	Total	$29,445		$69	$—

Harley-Davidson	Land	$979	n/a	$—	$—
	Building	5,535	39 years	28	—
	FF&E	195	5 years	—	—
	Intangible - in place lease	140	20 years	5	—

	Total	$6,849		$33	$—

Hawaiian Falls	Land improvements	$3,578	15 years	$56	$—
	Leasehold interests	3,050	32 years	37	—
	Buildings	1,057	33 years	15	—
	FF&E	4,921	5 years	357	—
	Intangible - in place leases	300	27 years	3	—

	Total	$12,906		$468	$—

South Mountain	Land	$3,018	n/a	$—	$—
	Land improvements	8,434	15 years	203	—
	Buildings	1,372	39 years	20	—
	FF&E	377	5 years	—	—
	Intangible - in place lease	285	20 years	8	—

	Total	$13,486		$231	$—

Bretton Woods	Land	$6 ,090	n/a	$—	$—
	Land improvements	4,448	15 years	133	—
	Buildings	25,183	39 years	295	—
	FF&E	11,939	5 years	1,063	—
	Intangible - in place lease	481	10 years	37	—

	Total	$48,141		$1,528	$—

The above purchase price allocations, in some instances, are preliminary. The final allocations of purchase price may include other identifiable assets which may have varying estimated lives and could impact the amount of future depreciation or amortization expense.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Statements of Operations (Continued):

(8)	Reflects a reduction in interest income due to the decrease in the amount of cash available to invest in interest bearing accounts after the Company’s acquisition of the real estate investment properties.

(9)	Represents interest expense on financing obtained in connection with the Company’s acquisition (in thousands).

	Principal Balance	Fixed Interest Rate	Pro Forma Adjustment
Description			Year Ended December 31, 2006	Three Months Ended March 31, 2007
Promissory Note Parks transaction	$22,000	8.75%	$1,925	$481
Third-party financing Parks transaction	156,000	6.58%	10,265	2,566
Third-party financing Booth Creek & Brighton Ski transaction	111,500	6.11%	6,813	1,665
Promissory Note Bretton Woods transaction	6,500	5.77%	375	—
Promissory Note Bretton Woods transaction	338	5.20%	17	—

Total	$296,338		$19,395	$4,712

The pro forma adjustments also include approximately $246,000 for the three months ended March 31, 2007 and approximately $1.0 million for the year ended December 31, 2006 for the amortization of debt acquisition fees associated with the loans.

(10)	Historical earnings per share were calculated based upon the actual weighted average number of shares of common stock outstanding during the respective pro forma periods presented. The pro forma earnings per share were calculated assuming that proceeds from the sale of shares were sufficient to fund the acquisitions at the beginning of the pro forma period and that those shares of common stock were outstanding for the entire pro forma periods presented.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands except per share data)

	March 31, 2007	December 31, 2006
ASSETS
Real estate investment properties under operating leases, net	$674,610	$464,892
Investments in unconsolidated entities	177,042	178,672
Mortgages and other notes receivable	119,431	106,356
Cash	328,334	296,163
Restricted cash	6,806	1,235
Accounts and other receivables	5,636	3,269
Intangibles, net	25,620	21,034
Deposits on pending real estate investments	17,000	6,150
Prepaid expenses and other assets	30,836	25,928

Total Assets	$1,385,315	$1,103,699

LIABILITIES AND STOCKHOLDERS’ EQUITY
Due to affiliates	$13,350	$11,084
Line of credit	10,000	3,000
Mortgages and other notes payable	205,877	69,996
Security deposits	14,820	14,720
Accounts payable and accrued expenses	4,949	5,705

Total Liabilities	248,996	104,505

Commitments and contingencies
Rescindable common stock (2,803 and 2,169 shares issued and outstanding, respectively)	27,998	21,688

Stockholders’ equity:
Preferred stock, $.01 par value per share 200 million shares authorized and unissued	—	—
Excess shares, $.01 par value per share 120 million shares authorized and unissued	—	—
Common stock, $.01 par value per share One billion shares authorized; 130,231 and 114,035 shares issued and 129,829 and 113,731 shares outstanding as of March 31, 2007 and December 31, 2006, respectively	1,298	1,137
Capital in excess of par value	1,137,926	997,826
Accumulated earnings	33,847	25,285
Accumulated distributions	(63,254)	(44,995)
Accumulated other comprehensive loss	(1,496)	(1,747)

	1,108,321	977,506

Total Liabilities and Stockholders’ Equity	$1,385,315	$1,103,699

See accompanying notes to condensed consolidated financial statements.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands except per share data)

	Three Months Ended March 31,
	2007	2006
Revenues:
Rental income from operating leases	$19,929	$764
Interest income on mortgages and other notes receivable	3,079	502
Other operating income	1,019	—

Total revenue	24,027	1,266

Expenses:
Asset management fees to advisor	2,786	1,005
General and administrative	3,136	1,098
Depreciation and amortization	10,145	170
Other operating expenses	975	—

Total expenses	17,042	2,273

Operating income (loss)	6,985	(1,007)

Other income (expense):
Interest and other income	2,114	1,402
Interest expense and loan cost amortization	(1,441)	(80)
Equity in earnings of unconsolidated entities	904	3,964

Total other income	1,577	5,286

Net income	$8,562	$4,279

Earnings per share of common stock (basic and diluted)	$0.07	$0.10

Weighted average number of shares of common stock outstanding (basic and diluted)	124,237	44,318

See accompanying notes to condensed consolidated financial statements.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME (LOSS)

For the Three Months Ended March 31, 2007 and Year Ended December 31, 2006 (UNAUDITED)

(in thousands except per share data)

	Common Stock		Capital in Excess of Par Value	Accumulated Earnings	Accumulated Distribution	Accumulated Comprehensive Loss	Total Stockholders’ Equity	Comprehensive Income (Loss)
	Number of Shares	Par Value
Balance at December 31, 2005	37,978	$380	$329,621	$5,900	$(11,269)	$—	$324,632
Subscriptions received for common stock through public offering and reinvestment plan	76,033	760	753,269	—	—	—	754,029
Redemption of common stock	(280)	(3)	(2,655)	—	—	—	(2,658)
Stock issuance and offering costs	—	—	(82,409)	—	—	—	(82,409)
Net income	—	—	—	19,385	—	—	19,385	19,385
Distributions, declared and paid ($0.5622 per share)	—	—	—	—	(33,726)	—	(33,726)
Foreign currency translation adjustment	—	—	—	—	—	(1,747)	(1,747)	(1,747)

Total comprehensive income	—	—	—	—	—	—	—	$17,638

Balance at December 31, 2006	113,731	$1,137	$997,826	$25,285	$(44,995)	$(1,747)	$977,506
Subscriptions received for common stock through public offering and reinvestment plan	16,196	162	157,723	—	—	—	157,885
Redemption of common stock	(98)	(1)	(933)	—	—	—	(934)
Stock issuance and offering costs	—	—	(16,690)	—	—	—	(16,690)
Net income	—	—	—	8,562	—	—	8,562	8,562
Distributions, declared and paid ($0.15 per share)	—	—	—	—	(18,259)	—	(18,259)
Foreign currency translation adjustment	—	—	—	—	—	251	251	251

Total comprehensive income	—	—	—	—	—	—	—	$8,813

Balance at March 31, 2007	129,829	$1,298	$1,137,926	$33,847	$(63,254)	$(1,496)	$1,108,321

See accompanying notes to condensed consolidated financial statements.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Three Months Ended March 31,
	2007	2006
Increase (decrease) in cash:
Operating activities:
Net cash provided by operating activities	$13,985	$4,244

Investing activities:
Acquisition of properties	(215,005)	—
Investments in unconsolidated entities	(143)	(6,648)
Distribution of loan proceeds from unconsolidated entity	—	43,515
Issuance of mortgage loans receivable	(12,000)	(51,800)
Deposits on real estate investments	(10,850)	(1,100)
Acquisition costs and fees paid	(6,415)	(5,629)
Increase in restricted cash	(5,571)	—

Net cash used in investing activities	(249,984)	(21,662)

Financing activities:
Subscriptions received from stockholders (including rescindable shares)	164,196	142,877
Redemptions of common stock	(934)	(250)
Stock issuance costs	(17,946)	(13,287)
Proceeds from mortgage loans and other notes payables	136,146	—
Principal payments on mortgage loans	(265)	—
Net borrowings on line of credit	7,000	1,634
Payment of loan costs	(2,019)	(138)
Distributions to stockholders	(18,259)	(5,813)

Net cash provided by financing activities	267,919	125,023

Effect of exchange rate fluctuations on cash	251	—

Net increase in cash	32,171	107,605
Cash at beginning of period	296,163	93,805

Cash at end of period	$328,334	$201,410

Supplemental disclosure of non-cash investing activities:
Amounts incurred but not paid (included in due to affiliates):
Acquisition fees and costs	$5,155	$1,354

Allocation of acquisition fees to real estate investments	$8,200	$—

Allocation of acquisition fees to mortgages and other notes payable	$408	$—

Supplemental disclosure of non-cash financing activities:
Amounts incurred but not paid (included in due to affiliates):
Offering and stock issuance costs	$1,753	$10,981

See accompanying notes to condensed consolidated financial statements.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QUARTER AND THREE MONTHS ENDED MARCH 31, 2007

(UNAUDITED)

1.	Organization and Nature of Business:

CNL Income Properties, Inc. (the “Company”) was organized in Maryland on August 11, 2003. The Company operates and has elected to be taxed as a real estate investment trust (a “REIT”) for federal income tax purposes. Various wholly owned subsidiaries have been and will be formed by the Company for the purpose of acquiring and owning direct or indirect interests in real estate. The Company invests in lifestyle properties in the United States and Canada that are leased on a long-term (generally five to 20 years, plus multiple renewal options), triple-net or gross basis to tenants or operators who are significant industry leaders. To a lesser extent, the Company also leases properties to taxable REIT subsidiary (“TRS”) tenants and engages independent third-party managers to operate those properties. In addition, the Company offers mortgage, mezzanine and other loans related to interests in lifestyle real estate. As of March 31, 2007, the Company had invested in seven destination retail properties, one merchandise mart, 21 golf courses, one dealership, seven ski and mountain lifestyle properties, five marinas and 16 attractions. The Company has also made 11 loans, ten of which are outstanding.

2.	Significant Accounting Policies:

Basis of Presentation – The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for the fair presentation of the Company’s results for the interim period presented. Operating results for the three months ended March 31, 2007 may not be indicative of the results that may be expected for the year ending December 31, 2007. Amounts as of December 31, 2006 included in the condensed consolidated financial statements have been derived from audited consolidated financial statements as of that date, but do not include all disclosures required by accounting principles generally accepted in the United States of America. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the year ended December 31, 2006.

Reclassifications – Certain prior period amounts in the condensed consolidated financial statements have been reclassified to conform to the current period presentation.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In February 2007, the Financial Accounting Standard Board (the “FASB”) issued Statement of Financial Accounting Standard No. 159, “Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of FAS 157 “Fair Value Measurement” discussed below. The application of this pronouncement is effective in fiscal periods beginning after November 15, 2007 and is not expected to have a significant impact on the Company’s current practice nor on its financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurement” (FAS 157). FAS 157 creates consistency in valuing all assets and liabilities. Fair value is defined as what would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date. FAS 157 requires certain methods to be used to measure fair value and expands disclosures about fair value measurements. The application of this pronouncement is effective in fiscal periods beginning after November 15, 2007 and is not expected to have a significant impact on the Company’s current practice nor on its financial position or results of operations.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QUARTER AND THREE MONTHS ENDED MARCH 31, 2007

(UNAUDITED)

2.	Significant Accounting Policies (Continued):

In July 2006, the FASB issued FASB Interpretation Number 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation clearly excludes income tax positions related to FASB Statement No. 5, “Accounting for Contingencies.” The Company adopted the provisions of this statement in the first quarter of 2007 and there was no effect on the Company’s financial position or results of operations.

3.	Real Estate Investment Properties:

During the three months ended March 31, 2007, the Company acquired the following real estate investment properties and portfolios and entered into long-term triple-net leases with third-party tenants (in thousands):

Property	Location	Date of Acquisition	Purchase Price	Transaction Costs	Total
Brighton Ski Resort	Utah	1/08/07	$35,000	$1,589	$36,589
Clear Creek Golf Club	Texas	1/11/07	1,888	100	1,988
Booth Creek Ski Portfolio	Various	1/19/07	172,081	9,548	181,629

Total			$208,969	$11,237	$220,206

The following summarizes the allocation of purchase price and transaction costs for the properties acquired during the quarter ended March 31, 2007 (in thousands):

Total Purchase Allocation
Land	$36,253
Land improvements	82,212
Leasehold interests	5,169
Buildings	38,735
Ski lift	4,821
Equipment	48,197
Intangible – in place leases	4,819

Total	$220,206

The above purchase price allocation is preliminary. The final allocations of purchase price may include additional transaction costs and such other adjustments as not yet determined, and are expected to be finalized by December 31, 2007.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QUARTER AND THREE MONTHS ENDED MARCH 31, 2007

(UNAUDITED)

3.	Real Estate Investment Properties (Continued):

As of March 31, 2007 and December 31, 2006, real estate investment properties under operating leases consisted of the following (in thousands):

	March 31, 2007	December 31, 2006
Land & land improvements	$343,180	$218,958
Leasehold interest	85,738	80,958
Buildings	151,590	112,221
Equipment	112,329	61,094
Less: accumulated depreciation	(18,227)	(8,339)

	$674,610	$464,892

4.	Intangible Assets:

The gross carrying amount and accumulated amortization of the Company’s intangible assets as of March 31, 2007 are as follows (in thousands):

Intangible Assets	Weighted Average Life	Gross Carrying Amount	Accumulated Depreciation	Net Book Value
In place leases	19.2 years	$14,344	$359	$13,985
Trade name	42.5 years	10,867	75	10,792
Trade name	Indefinite	843	—	843

		$26,054	$434	$25,620

Amortization expense of approximately $280,000 was recorded for the three months ended March 31, 2007.

5.	Investment in Unconsolidated Entities:

Under the hypothetical liquidation at book value method of accounting, the Company recognizes income in each period equal to the change in its share of assumed proceeds from the liquidation of the underlying unconsolidated entities at depreciated book value. For the three months ended March 31, 2007 and 2006, the Company recognized equity in earnings from the entities of approximately $0.9 million and $4.0 million, respectively.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QUARTER AND THREE MONTHS ENDED MARCH 31, 2007

(UNAUDITED)

5.	Investment in Unconsolidated Entities (Continued):

The following presents financial information for the unconsolidated entities for the three months ended March 31, 2007 and 2006 and as of March 31, 2007 and December 31, 2006 (in thousands):

Summarized Operating Data

	Three Months Ended March 31, 2007
	Wolf Partnership	DMC Partnership	Intrawest Venture US	Intrawest Venture Canada	Total
Revenue	$9,263	$9,617	$2,765	$1,186	$22,831
Property operating expenses	(8,230)	(185)	(1,298)	(536)	(10,249)
Depreciation & amortization expense	(1,742)	(2,209)	(945)	(371)	(5,267)
Interest expense	(994)	(2,295)	(655)	(739)	(4,683)
Interest and other income	40	5	7	37	89

Net income (loss)	$(1,663)	$4,933	$(126)	$(423)	$2,721

Income (loss) allocable to other venture partners	$(499)	$2,473	$(9)	$(387)	$(1,578)

Income (loss) allocable to the Company (1)	$(1,164)	$2,460	$(117)	$(36)	$1,143
Amortization of capitalized costs	(57)	(124)	(45)	(13)	(239)

Equity in earnings (loss) of unconsolidated entities	$(1,221)	$2,336	$(162)	$(49)	$904

Distributions declared to the Company (2)	$—	$3,095	$652	$81	$3,828

Distributions received by the Company (2)	$—	$2,269	$1,185	$—	$3,454

Summarized Operating Data

	Three Months Ended March 31, 2006
	Wolf Partnership	DMC Partnership	Intrawest US Venture	Intrawest Canada Venture	Total
Revenue	$10,025	$9,158	$2,810	$1,172	$23,165
Property operating expenses	(7,846)	(255)	(1,172)	(547)	(9,820)
Depreciation & amortization expenses	(1,455)	(1,970)	(1,029)	(413)	(4,867)
Interest expense	(330)	(2,218)	(653)	(721)	(3,922)
Interest and other income	35	2	4	20	61

Net income (loss)	$429	$4,717	$(40)	$(489)	$4,617

Income (loss) allocable to other venture partners	$(332)	$2,484	$(913)	$(750)	$489

Income allocable to the Company (1)	$761	$2,233	$873	$261	$4,128
Amortization of capitalized costs	(11)	(127)	(19)	(7)	(164)

Equity in earnings of unconsolidated entities	$750	$2,106	$854	$254	$3,964

Distributions declared to the Company (2)	$1,535	$3,039	$300	$53	$4,927

Distributions received by the Company (2)	$1,981	$2,203	$165	$—	$4,349

FOOTNOTES:

(1)	Income is allocated to the Company on the hypothetical liquidation at book value method of accounting.

(2)	The Company receives interest payments from a mezzanine loan made to the Intrawest Canada Venture in the amount of $8.8 million. The loan requires payments of interest only until its maturity in 2029. These payments are reflected as distributions from unconsolidated entities.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QUARTER AND THREE MONTHS ENDED MARCH 31, 2007

(UNAUDITED)

5.	Investment in Unconsolidated Entities (Continued):

Summarized Balance Sheet Data

	As of March 31, 2007
	Wolf Partnership	DMC Partnership	Intrawest Venture US	Intrawest Venture Canada	Total
Real estate assets, net	$108,963	$251,977	$74,269	$29,988	$465,197
Intangible assets, net	485	10,882	2,000	953	14,320
Other assets	6,848	7,613	4,779	4,854	24,094
Mortgages and other notes payable	63,000	153,264	44,480	34,021 (1)	294,765
Other liabilities	7,583	6,669	4,651	5,072	23,975
Partners’ capital (deficit)	45,713	110,539	31,917	(3,298)	184,871
Difference between carrying amount of investment and the Company’s share of partners’ capital	2,613	8,775	1,558	2,210	15,156
Carrying amount of investment (1) (2)	34,612	98,103	34,107	10,220	177,042
Percentage of ownership at end of reporting period	70.0%	80.0%	80.0%	80.0%

Summarized Balance Sheet Data

	As of December 31, 2006
	Wolf Partnership	DMC Partnership	Intrawest Venture US	Intrawest Venture Canada	Total
Real estate assets, net	$110,317	$252,714	$74,990	$30,061	$468,082
Intangible assets, net	523	10,963	2,131	1,050	14,667
Other assets	7,340	6,308	5,307	2,392	21,347
Mortgages and other notes payable	63,000	153,965	44,707	33,900 (1)	295,572
Other liabilities	7,803	6,588	5,171	2,727	22,289
Partners’ capital (deficit)	47,377	109,432	32,550	(3,124)	186,235
Difference between carrying amount of investment and the Company’s share of partners’ capital	1,764	8,099	3,548	863	14,274
Carrying amount of investment (1) (2)	34,928	98,112	36,774	8,858	178,672
Percentage of ownership at end of reporting period	70.0%	80.0%	80.0%	80.0%

FOOTNOTES:

(1)	Includes a mezzanine loan made to the Intrawest Venture in connection with two Canadian properties.

(2)	Amount includes distributions receivable of approximately $3.7 million and $2.2 million as of March 31, 2007 and December 31, 2006, respectively.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QUARTER AND THREE MONTHS ENDED MARCH 31, 2007

(UNAUDITED)

6.	Mortgages and Other Loans Receivable:

As of March 31, 2007, the Company had the following loans outstanding (in thousands):

Borrower and Description of Property	Date of Loan Agreement	Maturity date		Interest Rate		Loan Principal Amount	Accrued Interest
Plaza Partners, LLC (hotel conversion)	2/28/2006	2/28/2007	(1)	19.0%		$16,800	$1,727
Mizner Court Holdings, LP (condominium conversion)	3/10/2006	11/9/2007		LIBOR + 7.0%		$15,000	$118
Shorefox Development, LLC (lifestyle community development)	3/13/2006	3/10/2009		13.50%		$30,000	$1,222
Marinas International, Inc. (four marinas)	12/22/2006	12/22/2021		10.25%		$39,151	$429
Booth Creek Resort Properties LLC (two ski properties & one parcel of land)	1/18/2007	1/19/2010		15.0	%(2)	$12,000	$236

Total						$112,951	$3,732

FOOTNOTES:

(1)	On February 28, 2007, the loan matured, however, the borrower was unable to repay the loan due to its inability to convert and sell condominiums as a result of poor economic conditions in the Florida condominium market. Consequently, management deemed the loan to be impaired. The Company believes based on initial appraisals and current market conditions that the underlying value of the mortgaged property exceeds the full principal amount of the loan as well as all accrued interest. As a result, a valuation allowance has not been established for this loan. The Company ceased its recording of interest upon maturity of the loan and is considering various alternatives relating to the collection of the loan.

(2)	Pursuant to the three loan agreements with an aggregate principal of $12.0 million, the loans require monthly interest-only payments for the first three years based on an annual percentage rate of 9.0%. The loans are cross-collateralized by two ski properties and one parcel of land and may be prepaid anytime after 60 days written notice from the borrower. At maturity, in addition to the entire unpaid principal balance, accrued and unpaid interest, and any other sums due thereunder, the borrower agreed to pay an exit fee equal to the aggregate of monthly interest payments that would have been payable if the interest rate had been 15.0% rather than 9.0%.

The Company records acquisition fees incurred in connection with making the loans as part of the mortgages and other notes receivable balance and amortizes the amounts as a reduction of interest income over the term of the notes. As of March 31, 2007 and December 31, 2006, acquisition fees, net of accumulated amortization, were approximately $3.1 million and $3.0 million, respectively and loan origination costs, net of accumulated amortization, were approximately $371,000 and $292,000, respectively.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QUARTER AND THREE MONTHS ENDED MARCH 31, 2007

(UNAUDITED)

7.	Public Offerings, Stockholders’ Equity and Rescindable Common Stock:

On April 4, 2006, the Company commenced its second offering of up to $2.0 billion in common stock (200 million shares of common stock at $10.00 per share) (the “2nd Offering”) pursuant to a registration statement filed with the United States Securities Exchange and Commission on Form S-11 under the Securities Act of 1933. The Company incurs costs in connection with the offerings and issuance of shares, including filing fees, legal, accounting, printing, selling commissions, marketing support fees, due diligence expense reimbursements and escrow fees, which are deducted from the gross proceeds of its offerings. As of March 31, 2007, the Company has raised approximately $1.3 billion in proceeds and incurred stock issuance costs of approximately $148.1 million in connection with its offerings.

As of March 31, 2007, the Company had received subscriptions of approximately $28.0 million (2,802,966 shares) from investors in the Commonwealth of Pennsylvania in the 2nd Offering. If certain proposed amendments to the Company’s articles of incorporation are not approved by its stockholders at the annual meeting on June 20, 2007, the Company has agreed to extend a written offer of rescission to those investors to redeem the shares at the price at which the shares were originally sold. Additionally, if approval is not obtained the Company may no longer be able to sell its shares to investors domiciled in Pennsylvania. These shares are presented as rescindable common stock outside of stockholders’ equity in the accompanying balance sheets.

Shares owned by the advisor, the directors, or any of their affiliates are subject to certain voting restrictions. Neither the advisor, nor the directors, nor any of their affiliates may vote or consent on matters submitted to the stockholders regarding the removal of the advisor, directors, or any of their affiliates or any transactions between the Company and any of them.

8.	Indebtedness:

On February 9, 2007, the Company closed on a $24.7 million loan from Sun Life Assurance Company of Canada (“Sun Life”). The loan is collateralized by mortgages on five golf properties. The loan bears interest annually at a fixed rate of 6.35% for a term of ten years, with monthly payments of principal and interest based on a 25-year amortization period. Prepayment for the loan is prohibited for the first two years after which early repayment is subject to a prepayment fee. The loan is cross-defaulted with the Company’s other two golf financings obtained from Sun Life.

On March 23, 2007, the Company closed on a loan for $111.5 million with The Prudential Insurance Company of America (“Prudential”). This loan is collateralized by mortgages on five ski properties. The loan bears interest annually at a fixed rate of 6.11%, for a term of seven years, with monthly payments of principal and interest based on a 20-year amortization period. A balloon payment for the remaining principal and interest due upon the loan’s maturity at the end of seven years. Prepayment is permitted upon payment of a fee.

Total indebtedness of the Company consisted of the following (in thousands):

	March 31, 2007	December 31, 2006
Mortgages payable	$199,039	$63,158
Seller financing	6,838	6,838

	205,877	69,996
Revolving line of credit	10,000	3,000

Total	$215,877	$72,996

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QUARTER AND THREE MONTHS ENDED MARCH 31, 2007

(UNAUDITED)

9.	Related Party Arrangements:

Certain directors and officers of the Company hold similar positions with CNL Income Corp., which is both a stockholder of the Company and its advisor, and CNL Securities Corp., which is the managing dealer for the Company’s public offering. The Company’s chairman of the board indirectly owns a controlling interest in the parent company of the advisor. These affiliates receive fees and compensation in connection with the Company’s stock offerings and the acquisition, management and sale of the Company’s assets or obtaining financing.

For the three months ended March 31, 2007 and 2006, the Company incurred the following fees (in thousands):

	Three Months Ended March 31,
	2007	2006
Selling commissions	$10,969	$9,064
Marketing support fee & due diligence expense reimbursements	4,718	3,487

Total	$15,687	$12,551

The managing dealer is entitled to selling commissions of up to 7.0% of gross offering proceeds and marketing support fees of 3.0% of gross offering proceeds in connection with the 2nd Offering and reimbursement of actual expenses of up to 0.10% incurred in connection with due diligence. A substantial portion of the selling commissions and marketing support fees and all of the due diligence expenses are reallowed to third-party participating broker dealers.

For the three months ended March 31, 2007 and 2006, the advisor earned fees and incurred reimbursable expenses as follows (in thousands):

	Three Months Ended March 31,
	2007	2006
Acquisition fees: (1)
Acquisition fees from offering proceeds	$4,964	$4,255
Acquisition fees from debt proceeds	4,085	1,323

Total	9,049	5,578

Asset management fees: (2)	2,786	1,005

Reimbursable expenses:
Offering costs	1,003	1,594
Acquisition costs	691	86
Operating expenses (3)	379	315

Total	2,073	1,995

Total fees earned and reimbursable expenses	$13,908	$8,578

FOOTNOTES:

(1)	Acquisition fees for services in the selection, purchase, development or construction of real property, generally equal to 3.0% of gross offering proceeds, and 3.0% of loan proceeds for services in connection with the incurrence of debt.

(2)	Asset management fees of 0.08334% per month of the Company’s “real estate asset value,” as defined in the Company’s prospectus, and the outstanding principal amount of any mortgage loan as of the end of the preceding month.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QUARTER AND THREE MONTHS ENDED MARCH 31, 2007

(UNAUDITED)

9.	Related Party Arrangements (Continued):

(3)	The advisor and its affiliates are entitled to reimbursement of certain expenses incurred on behalf of the Company in connection with the Company’s organization, offering, acquisitions, and operating activities. Pursuant to the advisory agreement, the Company will not reimburse the advisor any amount by which total operating expenses paid or incurred by the Company exceed the greater of 2% of average invested assets or 25% of net income (the “Expense Cap”) in any expense year, as defined in the advisory agreement. Operating expenses did not exceed the Expense Cap for the expense years ended March 31, 2007 and 2006.

Amounts due to affiliates for fees and expenses described above are as follows (in thousands):

	March 31, 2007	December 31, 2006
Due to the advisor and its affiliates:
Offering expenses	$1,753	$4,374
Asset management fees	988	646
Operating expenses	177	323
Acquisition fees and expenses	5,155	1,829

Total	$8,073	$7,172

Due to CNL Securities Corp:
Selling commissions	$3,694	$2,738
Marketing support fees and due diligence expense reimbursements	1,583	1,174

Total	$5,277	$3,912

Total due to affiliates	$13,350	$11,084

The Company also maintains accounts at a bank in which the Company’s chairman and a member of its board of directors serve as directors. The Company has deposits of approximately $4.1 million and $3.5 million as of March 31, 2007 and December 31, 2006, respectively.

10.	Redemption of Shares:

During the quarter ended March 31, 2007 and year ended December 31, 2006, the Company redeemed approximately 98,000 and 280,000 shares of common stock at an average price of approximately $9.50 per share for a total of approximately $934,000 and $2.7 million, respectively. The redemption price per share is the lesser of the price at which the shares were initially sold by the Company or a fixed redemption price of $9.50 per share. These shares are considered retired and will not be reissued.

11.	Distributions:

In order to qualify as a REIT for federal income tax purposes, the Company must, among other things, make distributions each taxable year equal to at least 90% of its real estate investment trust taxable income. The Company intends to make regular distributions, and the board of directors currently intends to declare distributions on a monthly basis using the first day of the month as the record date. For the quarter ended March 31, 2007, the Company declared and paid distributions of approximately $18.3 million ($0.15 per share).

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QUARTER AND THREE MONTHS ENDED MARCH 31, 2007

(UNAUDITED)

11.	Distributions (Continued):

For the quarters ended March 31, 2007 and 2006, approximately 78.15% and 93.29% of the distributions paid to the stockholders were considered ordinary income and approximately 21.85% and 6.71% were considered a return of capital for federal income tax purposes. No amounts distributed to stockholders are required to be or have been treated as a return of capital for purposes of calculating the stockholders’ return on their invested capital.

12.	Commitments & Contingencies:

On December 22, 2006, the Company acquired five marina properties from subsidiaries of Marinas International and made loans which are collateralized by four additional marina properties. At the same time, the Company extended the time of closing on four additional marina properties with a combined purchase price of approximately $37.2 million and a $0.8 million loan to allow Marinas International to obtain certain ground lease amendments and extensions and to finalize certain other due diligence matters. The Company is still in negotiations with Marinas International and certain governmental authorities for permit and ground lease assignments, extensions and consents. There can be no assurance that these negotiations will be successful or that the additional properties will ultimately be acquired or that the loan will be made.

The Company has committed to acquire 46 condominiumized retail and commercial spaces at the Northstar Commercial Village in Lake Tahoe, California for $22.0 million. This transaction is expected to be completed during 2007. The transaction is subject to the fulfillment of certain conditions. There can be no assurance that any or all of these conditions will be satisfied or that the transaction will ultimately be completed.

The Company has commitments under ground leases, park use permits and land permits. Ground lease payments, park use and land permit fees are generally based on a percentage of gross revenue of the underlying property over certain thresholds, and are paid by the Company’s third-party tenants in accordance with the terms of the triple-net leases with those tenants. These fees and expenses were approximately $1.2 million for the three months ended March 31, 2007.

On January 26, 2007, the Company signed an application for a loan of approximately $42.0 million with Sun Life Assurance Company of Canada (“Sun Life”). The loan will be collateralized by mortgages on eight golf properties. The loan is expected to bear interest annually at a fixed rate of 6.58%, for a term of ten years, with monthly payments of principal and interest based on a 25-year amortization period. Prepayment for the loan will be prohibited for the first two years after which early repayment is subject to a prepayment fee. The Company provided a deposit of $419,650 in consideration for the commitment on the loan, which is expected to close by the end of May 2007. The loan is expected to be cross-defaulted with the Company’s other three golf financing loans obtained from Sun Life. There can be no assurance that the loan will be obtained.

From time to time the Company may be exposed to litigation arising from operations of its business in the ordinary course of business. Management is not aware of any such litigation that it believes will have a material adverse impact on the Company’s financial condition or results of operations.

13.	Subsequent Events:

The Company’s board of directors declared distributions of $0.05 per share to stockholders of record at the close of business on April 1, 2007 and May 1, 2007. These distributions are to be paid by June 30, 2007.

On April 6, 2007 the Company acquired a portfolio of three waterparks and four theme parks (the “Parks”) for an aggregate purchase price of $312.0 million, consisting of $290.0 million in cash and a note payable for $22.0 million, from an affiliate of PARC Management, LLC (“PARC Management”). The Company leased the Parks to PARC Management, which will operate them under long-term, triple-net lease agreements with initial terms through December 2029 and three 10-year renewal options.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QUARTER AND THREE MONTHS ENDED MARCH 31, 2007

(UNAUDITED)

13.	Subsequent Events (Continued):

On April 16, 2007, the Company acquired the Magic Springs Theme Park from Magic Springs Development Co., L.L.C. for a purchase price of $20.0 million excluding transaction costs. The property is leased under a triple-net lease with an initial term of 20 years with four five-year renewal options. Magic Springs Development or its affiliate will operate the property directly. The Company also committed to fund an additional park development plan in the amount of $10.0 million for improvements to the park during the first two years of the operating leases.

On April 23, 2007, Colonial Bank, N.A. extended the maturity of the Company’s $20.0 million revolving line of credit from May 1, 2007 to July 31, 2007. The Company intends to renew this loan on or before July 31, 2007 for a three-year period as a non-revolving construction loan with substantially similar terms. The non-revolving construction loan will be used to finance the expansion of, and improvements to, the Bretton Woods Mountain Resort.

INDEX TO FINANCIAL STATEMENTS

The following financial information is filed as part of the Prospectus Supplement as a result of the company’s acquisition of the seven Six Flags Inc. theme park properties from PARC Management, LLC. For information regarding this investment and the leases into which the company has entered, see the “Business-Attractions” section of the Prospectus.

Page

Selected Parks Operations of Six Flags, Inc.

Combined Financial Statements

Combined Balance Sheets as of March 31, 2007 (unaudited) and December 31, 2006	F -30

Combined Income Statements (unaudited) for the Three months ended March 31, 2007 and 2006	F -31

Combined Statements of Cash Flows (unaudited) for the Three months ended March 31, 2007 and 2006	F -32

Notes to Combined Financial Statements	F -33

SELECTED PARKS OPERATIONS OF SIX FLAGS, INC.

Combined Balance Sheets

	March 31, 2007 (unaudited)	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$1,559,000	$1,638,000
Accounts receivable	92,000	307,000
Inventories	3,547,000	2,858,000
Prepaid expenses and other current assets	2,257,000	2,008,000
Deferred income taxes	1,961,000	1,849,000

Total current assets	9,416,000	8,660,000

Deposits and other assets	1,161,000	1,161,000
Property and equipment, at cost	362,075,000	361,196,000
Less accumulated depreciation	154,119,000	150,102,000

Total property and equipment	207,956,000	211,094,000

Total assets	$218,533,000	$220,915,000

Liabilities and Group Equity
Current liabilities:
Accounts payable	$1,167,000	$1,225,000
Other accrued liabilities	1,373,000	1,575,000
Accrued compensation, payroll taxes, and benefits	781,000	1,101,000
Accrued insurance	63,000	83,000
Deferred income	1,655,000	276,000

Total current liabilities	5,039,000	4,260,000
Other long-term liabilities	4,302,000	4,160,000
Deferred income taxes	49,491,000	50,069,000

Total liabilities	58,832,000	58,489,000
Total group equity	159,701,000	162,426,000

Total liabilities and group equity	$218,533,000	$220,915,000

See accompanying notes to combined financial statements.

SELECTED PARKS OPERATIONS OF SIX FLAGS, INC.

Combined Statements of Income

Three months ended March 31, 2007 and 2006

(unaudited)

	2007	2006
Revenue:
Theme park admissions	$109,000	$—
Theme park food, merchandise, and other	184,000	687,000

Total revenue	293,000	687,000

Operating costs and expenses:
Operating expenses	8,770,000	9,330,000
Selling, general, and administrative	3,965,000	3,880,000
Costs of products sold	76,000	4,000
Depreciation	4,017,000	3,910,000
Loss on fixed assets	—	461,000

Total operating costs and expenses	16,828,000	17,585,000

Loss from operations	(16,535,000)	(16,898,000)

Other income (expense):
Interest expense – parent	(1,614,000)	(2,017,000)
Interest income	—	1,000

Total other income (expense)	(1,614,000)	(2,016,000)

Loss before income taxes	(18,149,000)	(18,914,000)
Income tax benefit	(7,019,000)	(7,284,000)

Net loss	$(11,130,000)	$(11,630,000)

See accompanying notes to combined financial statements.

SELECTED PARKS OPERATIONS OF SIX FLAGS, INC.

Combined Statements of Cash Flows

Three months ended March 31, 2007 and 2006

(unaudited)

	2007	2006
Cash flows from operating activities:
Net loss	$(11,130,000)	$(11,630,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,017,000	3,910,000
Loss on disposal of assets	—	461,000
Decrease in accounts receivable	215,000	401,000
Increase in inventories, prepaid expenses and other current assets	(938,000)	(2,494,000)
Increase in accounts payable, deferred income, accrued liabilities, and other long-term liabilities	921,000	2,929,000
Deferred income taxes	(690,000)	1,049,000

Total adjustments	3,525,000	6,256,000

Net cash used in operating activities	(7,605,000)	(5,374,000)

Cash flows from investing activities:
Additions to property and equipment	(879,000)	(2,571,000)

Net cash used in investing activities	(879,000)	(2,571,000)

Cash flows from financing activities:
Net distributions from Six Flags, Inc.	8,405,000	7,771,000

Net cash provided by financing activities	8,405,000	7,771,000

Decrease in cash and cash equivalents	(79,000)	(174,000)
Cash and cash equivalents, beginning of year	1,638,000	1,157,000

Cash and cash equivalents, end of period	$1,559,000	$983,000

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$1,000	$1,000

Supplemental disclosure of non-cash investing activities:
Transfer of property and equipment from Six Flags, Inc.	$—	$3,710,000

See accompanying notes to combined financial statements.

SELECTED PARKS OPERATIONS OF SIX FLAGS, INC.

Notes to Combined Financial Statements

(1)	Business and Basis of Presentation

On January 11, 2007, Six Flags, Inc. (Six Flags) announced that it had agreed to sell to a third party a select group of theme parks and water parks (the Selected Parks Operations) for $275 million in cash and a $37 million note receivable. The sale was completed on April 6, 2007. The businesses included in the Selected Parks Operations are as follows:

Six Flags Elitch Gardens	Theme Park	Denver, Colorado
Six Flags Darien Lake	Theme Park	Buffalo, New York
Frontier City	Theme Park	Oklahoma City, Oklahoma
White Water Bay	Water Park	Oklahoma City, Oklahoma
Enchanted Village	Theme/Water Park	Seattle, Washington
Splashtown	Water Park	Houston, Texas
Six Flags Waterworld	Water Park	Concord, California

The accompanying combined financial statements have been presented on a carve-out basis, with the assets, liabilities, results of operations and cash flows of the Selected Parks Operations combined from different legal entities, all of which are indirect wholly-owned subsidiaries of Six Flags. The combined financial statements include allocations of certain Six Flags corporate expenses and intercompany interest charges (see note 3). Management believes that the assumptions and estimates used in preparation of the combined financial statements are reasonable. However, the combined financial statements may not necessarily reflect the Selected Parks Operations results of operations, financial position or cash flows in the future, or what its results of operations, financial position or cash flows would have been if the Selected Parks Operations had been a stand-alone company during the periods presented. Because of the nature of these combined financial statements, Six Flags’ net investment in the Selected Parks Operations is shown as “group equity.”

The accompanying combined financial statements as of March 31, 2007 and for the three months ended March 31, 2007 and 2006 are unaudited, but include all adjustments (which are normal and recurring) that are, in the opinion of management, necessary to present a fair presentation of the financial results as of March 31, 2007 and for the three months ended March 31, 2007 and 2006. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted. It is suggested that these financial statements be read in conjunction with the Selected Parks Operations December 31, 2006 financial statements and notes thereto.

The results of operations are not necessarily indicative of the results expected for the full year. In particular, the park operations contribute a significant majority of their annual revenue during the period from Memorial Day to Labor Day each year, while certain level of expenses is incurred year round.

(2)	Summary of Significant Accounting Policies

(a)	Property and Equipment

Rides and attractions are depreciated using the straight-line method over 5-25 years. Land improvements are depreciated using the straight-line method over 10-15 years. Buildings and improvements are depreciated over their estimated useful lives of approximately 30 years by use of the straight-line method. Furniture and equipment are depreciated using the straight-line method over 5-10 years.

SELECTED PARKS OPERATIONS OF SIX FLAGS, INC.

Notes to Combined Financial Statements

Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized as property and equipment. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized.

(b)	Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future net cash flows expected to be generated by the asset or group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(c)	Revenue Recognition

Revenue is recognized upon admission into the parks, provision of services, or when products are delivered to the customer. For season pass and other multi-use admissions, revenue is recognized over the relevant period based on estimated customer usage.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)	Income Taxes

Income taxes as presented are calculated on a separate return basis, although the Selected Parks Operations operating results are included in the consolidated federal and certain combined or consolidated state tax returns of Six Flags. Six Flags manages its tax position for the benefit of its entire portfolio of parks, and, as such, the assumptions, methodologies, and calculations made for purposes of determining the Selected Parks Operations tax provision and related tax accounts in the combined financial statements may differ from those made by Six Flags and, in addition, are not necessarily reflective of the tax strategies that the Selected Parks Operations would have followed as a separate stand-alone company.

Income taxes are accounted for under the asset and liability method pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are recorded for deferred tax assets such as net operating losses carried forward that are not expected to be realized before their statutory expiration.

(3)	Related Party Transactions

The Selected Parks Operations is wholly owned by Six Flags and its subsidiaries, and reflects transactions with Six Flags for, among other things, the daily transfer of cash collections, daily cash funding to be used in operations, payment of taxes on income and allocations of corporate expenses. For purposes of these combined financial statements, the net amount due to/from Six Flags has been classified as “group equity”.

SELECTED PARKS OPERATIONS OF SIX FLAGS, INC.

Notes to Combined Financial Statements

Six Flags has allocated to the Selected Parks Operations certain overhead costs associated with marketing, general and administrative services, including human resources, legal, financial, communications and technological support. The combined financial statements reflect expenses which were allocated based on specific identification of costs, relative share of park earnings before interest, taxes, depreciation and amortization, and the relative share of certain types of costs. Management believes that the methodologies used to allocate such overhead expenses for the services described above are reasonable. However, the Selected Parks Operations expenses as a stand-alone company may be different from those reflected in the combined statements of income.

Selling, general and administrative expenses are comprised of the following (in thousands):

	2007	2006
Direct costs	$2,458	$1,888
Allocated Six Flags overhead	1,507	1,992

Total	$3,965	$3,880

Included in direct costs are marketing and advertising expenses, workers’ compensation, general liability and property insurance, legal costs, consulting services, audit fees and travel and entertainment expenses for park personnel.

During 2007 and 2006, Six Flags recorded interest on amounts due to/from certain entities whose primary assets and liabilities have been included in the Selected Parks Operations. The combined statements of income reflect these historical net interest charges.

(4)	Commitments and Contingencies

Six Flags is party to a license agreement (the U.S. License Agreement) pursuant to which they have the exclusive right on a long term basis to theme park use in the United States (excluding the Las Vegas, Nevada metropolitan area) of all animated, cartoon and comic book characters that Warner Bros. and DC Comics have the right to license for such use. The license fee is subject to periodic scheduled increases and is payable on a per-theme park basis. The right to use the characters under the license agreement would not be available to the parks of the Selected Park Operations if they were no longer owned or operated by Six Flags.

Six Flags and the Selected Parks Operations are party to various other legal actions arising in the normal course of business. Matters that are probable of unfavorable outcome and which can be reasonably estimated are accrued. Such accruals are based on information known about the matters, estimate of the outcomes of such matters and experience in contesting, litigating and settling similar matters. None of the actions are believed by management to involve amounts that would be material to the combined financial position, results of operations, or cash flows after consideration of recorded accruals.

APPENDIX B

Prior Performance Tables

APPENDIX B

PRIOR PERFORMANCE TABLES

The following information updates the corresponding information in Appendix B to the prospectus:

TABLE II – COMPENSATION TO SPONSOR

	CNL Hotels & Resorts, Inc.	CNL Retirement Properties, Inc.
	(Notes 1, 3 and 4)	(Note 2, 5 and 6)
Dollar amount of cash generated from operations before deducting payments to sponsor:
2006	$229,810,000	$168,670,290
2005	202,196,000	211,170,679
2004	244,573,972	155,068,290
Amount paid to sponsor from operations (administrative, accounting and management fees):
2006	$16,232,000	$18,800,000
2005	32,383,000	22,861,679
2004	30,832,972	15,495,290

FOOTNOTES:

Note 1:	CNL Hotels & Resorts, Inc. (the “Hotels & Resorts REIT”) offered securities for sale in five public offerings since 1997.

Note 2:	CNL Retirement Properties, Inc. (the “Retirement Properties REIT”) offered securities for sale in five public offerings since 1998.

Note 3:	During the year ended December 31, 2004, the Hotels & Resorts REIT incurred approximately $2.1 million in soliciting dealer servicing fees payable to the sponsor. In addition, during the year ended December 31, 2004, the Retirement Properties REIT incurred approximately $310,000 in soliciting dealer servicing fees payable to the sponsor.

Note 4:	CNL Hospitality Corp., the advisor of the Hotels & Resorts REIT, is entitled to receive acquisition fees for services relating to identifying the properties, structuring the terms of the acquisition and leases of the properties and structuring the terms of the mortgage loans equal to 4.5% of the gross proceeds of the offerings, loan proceeds from permanent financing and the line of credit that are used to acquire properties, but excluding amounts used to finance secured equipment leases. During the years ended December 31, 2006, 2005, and 2004, the Hotels & Resorts REIT paid the advisor $0, approximately $23.0 million and approximately $2.7 million, respectively, related to the permanent financing for properties directly or indirectly owned by the Hotels & Resorts REIT. These acquisition fees were not paid using proceeds from the offerings. The advisor of the Hotels & Resorts REIT is also entitled to receive fees in connection with the development, construction or renovation of a property, generally equal to 4% of project costs. During the years ended December 31, 2006, 2005 and 2004, the Hotels & Resorts REIT paid the advisor approximately $0.9 million, $3.0 million and $2.2 million, respectively, relating to these fees.

Note 5:	In addition to acquisition fees paid on gross proceeds from the offerings, the advisor of the Retirement Properties REIT is entitled to receive acquisition fees for services related to obtaining permanent financing that is used to acquire properties. For the 2004 Offering, for the period from May 14, 2004 through May 2, 2005, this percentage was equal to 4.0%. For the period from May 3, 2005 through December 31, 2005, this percentage was equal to 3.0%. During the years ended December 31, 2006, 2005 and 2004, the Retirement Properties REIT paid the advisor approximately $4.3 million, $13.8 million and $30.0 million, respectively, in acquisition fees relating to permanent financing for properties owned by the Retirement Properties REIT. These acquisition fees were not paid using proceeds from the offerings.

Note 6:

Century Capital Markets, LLC (“CCM”), an entity in which an affiliate of the advisor was formerly a non-voting Class C member, made the arrangements for two commercial paper loans totaling $43.9 million. The monthly interest payments due under these commercial paper loans include an annual margin of either 30 or 40 basis points, payable to CCM for the monthly services it provides related to the administration of the commercial paper loans. Effective September 30, 2005, a non-affiliated third party assumed the administration of these commercial paper loans. Therefore, the Retirement Properties REIT now pays the monthly services fee directly to the non-affiliated third party. During the years ended December 31, 2005 and 2004, approximately $0.1 million and $0.1 million, respectively, was paid to CCM related to these services.

TABLE IV – RESULTS OF COMPLETED PROGRAMS

Program Name	CNL Retirement Properties, Inc.(2)
Dollar Amount Raised	$2,701,312,000

FOOTNOTES:

Note 2:	On October 5, 2006, CNL Retirement Properties, Inc. merged with and into a wholly owned subsidiary of Health Care Property Investors, Inc. (“HCP”) at which time, for every $1,000 investment, every investor of CNL Retirement Properties, Inc. received a cash payment of $1,112.93 and 8.65 shares of HCP common stock.

TABLE V – SALES OR DISPOSALS OF PROPERTY

The following information supersedes information related to sales by CNL Hotels and Resorts, Inc. in the last two footnotes to this Table V.

(6) The excess of property operating cash receipts over cash expenditures for properties sold during 2004 and 2005 was $154,696,000.

(7) The excess of property operating cash receipts over cash expenditures for properties sold during 2006 was $125,939,000.